U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  FORM 10-SB/A2


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                                MINERA ANDES INC.
               --------------------------------------------------
                 (Name of Small Business Issuer in its charter)

            Alberta, Canada                                  None
---------------------------------------         ------------------------------
    (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                 Identification Number)

         3303 North Sullivan Road
           Spokane, Washington                               99216
---------------------------------------         ------------------------------
(Address of principal executive offices)                   (zip code)

                                 (509) 921-7322
                         -----------------------------
                            Issuer's telephone number


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                         -----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

Item of Form 10-SB                                                          Page

PART I

     Item 1     Description of Business                                        4

     Item 2     Management's Discussion and Analysis of                       13
                  Financial Condition and Results of Operations

     Item 3     Description of Properties                                     16

     Item 4     Security Ownership of Certain Beneficial Owners               51
                  and Management

     Item 5     Directors, Executive Officers, Promoters and                  53
                  Control Persons

     Item 6     Executive Compensation                                        55

     Item 7     Certain Relationships and Related Transactions                59

     Item 8     Description of Securities                                     60


PART II

     Item 1     Market Price of and Dividends on the Registrant's             61
                  Common Equity and Other Shareholder Matters

     Item 2     Legal Proceedings                                             62

     Item 3     Changes in and Disagreements with Accountants                 62

     Item 4     Recent Sales of Unregistered Securities                       62

     Item 5     Indemnification of Directors and Officers                     64

PART F/S        Consolidated Financial Statements                            F-1

PART III

     Item 1     Exhibits                                                   III-1

                                     PART I

Preliminary Note Regarding Forward-Looking Statements; Currency Disclosure

     The information set forth in this report in Item 1 - "Description of Business" and in Item 2 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The safe harbor provisions of those sections do not apply to this registration statement. However, certain factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in Item 1 - "Considerations Related to Minera Andes' Business."

     All currency amounts in this report are stated in U.S. dollars unless otherwise indicated. On May 8, 1997, the late New York trading rate of exchange, as reported by The Wall Street Journal for conversion of United States dollars into Canadian dollars was U.S. $1.00 = Cdn $1.386 or Cdn $1.00 = U.S. $0.721.

ITEM 1.  DESCRIPTION OF BUSINESS

     Minera Andes Inc. ("Minera Andes" or the "Corporation") is engaged in the exploration and development of mineral properties located in the Republic of Argentina. The Corporation's objective is to identify and acquire properties with promising mineral potential, explore them to an advanced stage or to the feasibility study stage, and then, if warranted, to pursue development of the properties, typically through joint ventures or other collaborative arrangements with partners that have expertise in mining operations.

     The Corporation's business grew out of a program begun by N.A. Degerstrom, Inc., a contract mining company based in Spokane, Washington ("Degerstrom"), to identify properties in Argentina that possessed promising mineral potential. Based on the study of available remote sensing satellite data and experience gained from drilling work performed by Degerstrom, beginning in 1991 Degerstrom identified a number of areas which it believed had exploration potential and began the process of filing applications for exploration concessions with the provincial governments in Argentina and negotiating option agreements with private landowners. Degerstrom conveyed these property interests to the Corporation in 1995. See "Description of Properties - The Degerstrom Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Corporation's current properties and projects consist of mineral rights and applications for mineral rights covering approximately 210,000 hectares in six provinces. The lands comprise option to purchase contracts, exploration and mining agreements and direct interests through the Corporation's filings for exploration concessions. The Corporation's properties are all early stage exploration prospects. No proven or probable reserves have yet been identified. See "Description of Properties."

Operating Structure

     The Corporation is the product of an amalgamation in November 1995 of Minera Andes and Scotia Prime Minerals, Incorporated, a then inactive Alberta corporation which had previously had its Common Shares listed for trading on The Alberta Stock Exchange ("ASE"). The Corporation's interests in its Argentina properties are held through two Argentinean subsidiaries: Minera Andes S.A. ("MASA") and NAD S.A. ("NADSA"). MASA was incorporated under the laws of the Republic of Argentina in September 1994. NADSA was incorporated under the laws of the Republic of Argentina in July 1994.

     The corporate structure of Minera Andes is as follows:

                            |----------------------|
                            |   Minera Andes Inc.  |
                            |----------------------|
                                        |
                        95%--------------------------91.6%
                         |                            |
                         |                            |
                    |---------|                       |
                    |  Minera |                  |-----------|
                    |  Andes  |                  | NAD S.A.  |
                    |  S.A.   |                  |-----------|
                    |---------|

     The Corporation holds 19 of the 20 issued and outstanding shares of MASA and 11 of the 12 issued and outstanding shares of NADSA as well as an irrevocable transferrable option to purchase the one remaining MASA share and an irrevocable transferrable option to purchase the one remaining NADSA share. Each of those single shares are held by a natural person shareholder as required by local law.

     Degerstrom provides management services to the Corporation and acts as operator of the Corporation's properties and projects pursuant to an operating agreement entered into in March 1995 ("Operating Agreement"). Under the Operating Agreement, Degerstrom operates and manages the exploration program on all properties and provides related offsite administrative assistance as required. This agreement allows the Corporation to minimize its overhead by providing for reimbursement to Degerstrom of direct out of pocket and certain allocated indirect costs and expenses and the payment of a management fee of 15%. See "Description of Properties - the Degerstrom Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Degerstrom is principally involved in contract mining and operates its own independently owned mines and mines in joint venture with other mining companies. Degerstrom provides a full range of contract services including geological studies, site drilling, metallurgical analysis, and engineering of pit, process and recovery systems.

     The head office and principal business address of the Corporation is 3303 North Sullivan Road, Spokane, Washington, 99216. The registered address of the Corporation is 1600, 407 2nd Street S.W., Calgary, Alberta, T2P 2Y3 Canada.

Considerations Related to Minera Andes' Business

     Ownership of the Corporation's Common Shares involves a high degree of risk. Shareholders should consider, among other things, the following factors relating to the Corporation's business and properties and its present stage of development:

     Risks Inherent in Minerals Exploration. There are a number of uncertainties inherent in any exploration or development program, including location of economic ore bodies, the development of appropriate metallurgical processes, and the receipt of necessary governmental permits. Substantial expenditures may be required to pursue such exploration and, if warranted, development activities. Assuming discovery of an economic ore body and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New projects frequently experience unexpected problems during exploration and development stages and frequently result in abandonment of the properties as potential development projects. Most exploration projects do not result in the discovery of minable deposits of ore. There can be no assurance that the Corporation's exploration efforts will yield reserves or result in any commercial mining operations.

     Many of the properties that the Corporation intends to explore in Argentina are the subject of applications for concessions, many of which have not yet been granted. The filing of an application for concession grants the holder the exclusive right to obtain the concession conditioned on the outcome of the approval process. The approval process is an administrative procedure under the authority of the Province in which the property is located. The process includes a public notice and approval procedure allowing third parties to give notice of opposition or prior claim, if any, before the title to the concession is granted. The approval process may take many months to complete. Although the Corporation believes that it has taken all necessary steps with respect to the application, approval and registration process for the property concessions it has currently applied for and property transactions to which it is a party, there is no assurance that any or all applications will result in issued concessions or that the public registrations will be timely approved.

     Risks Inherent in the Mining Industry. Exploration, development and mining operations are subject to a variety of laws and regulations relating to exploration, development, employee safety and environmental protection; mining activities are subject to substantial operating hazards including rock bursts, cave-ins, fires and flooding, some of which are not insurable or may not be insured for economic reasons. The Corporation currently has no insurance against such risks. The Corporation may also incur liability as a result of pollution and other casualties involved in the drilling and mining of ore. There may be limited availability of water and power, which are essential to mining operations; and interruptions may be caused by adverse weather conditions.

     The Corporation or joint venture or investment partners must obtain necessary governmental approvals and make necessary capital expenditures before production may commence on most of its projects. Significant capital expenditures will also be required to bring them into production. The Corporation may obtain funds for a portion of these capital expenditures from joint venture or investment partners. However, there can be no assurance that such joint venture or investment partners will provide such funds or that such project financing will be available to the Corporation on acceptable terms. The number of potential sources of third-party project financing for mining projects is limited.

     Minera Andes is subject to additional risks, including that a large number of companies, many of which are significantly larger and have greater financial and technical resources than Minera Andes, compete in the acquisition, exploration and development of mining properties; mining projects are highly speculative and involve substantial risks, even when conducted on properties known to contain significant quantities of mineralization.

     Need for Additional Capital. The exploration and, if warranted, development of Minera Andes' properties will require substantial financing. The Corporation's ability to obtain additional financing will depend, among other things, on the price of gold, silver, copper and other metals and the industry's perception of their future price. Therefore, availability of funding depends largely on factors outside of the Corporation's control, and cannot be accurately predicted. Failure to obtain sufficient financing could result in delay or indefinite postponement of exploration, development or production on any or all of Minera Andes' projects or loss of properties. For example, certain of the agreements pursuant to which the Corporation has the right to conduct exploration activities carry work commitments which, if not met, could result in the Corporation losing its right to acquire an interest in the subject property. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to Minera Andes.

     Competitive Business Conditions. The exploration and development of mineral properties in the Republic of Argentina is a highly competitive business. A large number of companies compete with the Corporation in the acquisition, exploration and development of mining properties. Many of these competing companies are significantly larger than the Corporation and have substantially greater economic and technical resources than the Corporation. While the Corporation seeks to compete by identifying properties for exploration, acquiring exclusive rights to conduct such exploration and carrying out exploration and development of the properties with joint venture or investment partners, there can be no assurance that the Corporation will be successful in any of these efforts.

     Foreign Operations. All of Minera Andes' properties are located in Argentina. Argentina has recently emerged from periods of political and economic instability. While current indications are that such instability is diminishing, there are no guarantees that this will continue. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, exchange controls, currency fluctuations, taxation and laws or policies as well as by laws and policies of the United States and Canada affecting foreign trade, investment and taxation. It is important that the Corporation maintain good relationships with the governments in Argentina. The Corporation may not be able to maintain such relationships if the governments change. Argentina has and is developing new bodies of law that will impact the conduct of business generally and mining operations in particular. Future laws (including tax laws) could adversely affect the conduct of business and mining operations.

     Difficulties in Developing Remote Areas. Many of the areas in which the Corporation is conducting exploration and, if warranted, development activities are in particularly remote and mountainous regions, with limited infrastructure and limited access to essential resources. Exploration or development projects in these areas may require the Corporation or its joint venture partners to develop power sources, transportation systems and communications systems, and to secure adequate supplies of fuel, machinery, equipment and spare parts. Consequently, exploration and development in these areas is particularly difficult, requiring significant capital expenditures, and may be subject to cost over-runs or unanticipated delays.

     Fluctuation in the Price of Minerals. The market price of minerals is volatile and beyond the control of the Corporation. If the price of a mineral should drop dramatically, the value of the Corporation's properties which are being explored or developed for that mineral could also drop dramatically and the Corporation might not be able to recover its investment in those properties. The decision to put a mine into production, and the commitment of the funds necessary for that purpose, must be made long before the first revenues from production will be received. Price fluctuations between the time that such a decision is made and the commencement of production can change completely the economics of the mine. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in the mining industry generally which no amount of planning or technical expertise can eliminate.

     Environmental and Other Laws and Regulations. Mining operations and exploration activities in Argentina are subject to various federal, provincial and local laws and regulations governing mineral rights, exploration, development and mining, exports, taxes, labor, protection of the environment and other matters. Compliance with such laws and regulations may necessitate significant capital outlays, materially affect the economics of a given project, or cause material changes or delays in the Corporation's intended activities. Minera Andes has obtained or is in the process of obtaining authorizations currently required to conduct its operations. New or different standards imposed by governmental authorities in the future or amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have an adverse impact on Minera Andes' activities.

     Control by Single Shareholder; Conflicts of Interest. Degerstrom beneficially owns approximately 26% of the outstanding voting securities of the Corporation and therefore can exert significant influence in the election of the Corporation's directors and have substantial voting power with respect to other matters submitted to a vote of the shareholders. The interests of Degerstrom with respect to any transaction involving actual or potential change in control of the Corporation or other transactions may differ from those of the Corporation's other shareholders.

     Certain directors and officers of the Corporation are also directors, officers or employees of the Corporation's majority shareholder, Degerstrom and of other natural resource and mining companies. As a result, conflicts may arise between the obligations of these directors to the Corporation and to these other entities. Certain directors and officers of the Corporation have other full time employment or other business or time restrictions placed on them and accordingly, these directors and officers may not be able to devote full time to the affairs of the Corporation.

     Transactions With Degerstrom; Dependence on Key Personnel. The Corporation has entered into an Operating Agreement with Degerstrom. See "Description of Properties - The Degerstrom Agreement." This agreement is not the result of arm's-length negotiations between independent parties. There can be no assurance that the Operating Agreement or any future agreements will be effected on terms comparable to those that would have resulted from negotiations between unaffiliated parties. Such agreements may be amended by the Corporation and Degerstrom, by mutual agreement. Degerstrom is not required to devote its personnel and resources exclusively to, or for the benefit of, the Corporation. There can be no assurance that the services to be provided by Degerstrom will be available to the Corporation at all times. Moreover, the Corporation's success will be dependent upon the services of certain executive officers, including Allen Ambrose and Brian Gavin, who are also employees of Degerstrom. Degerstrom pays compensation and provides other benefits to these individuals. Minera Andes does not have employment contracts with nor does it maintain key person life insurance for Mr. Ambrose or Mr. Gavin.

     Liquidity; Limited Trading Market. There currently is a limited trading market for the Corporation's securities. There is no assurance that an active trading market will ever develop. Investment in the Corporation is not suitable for any investor who may have to liquidate such investment on a timely basis and should only be considered by investors who are able to make a long-term investment in the Corporation.

Glossary of Geologic and Mining Terms; Statement of Abbreviations and Conversion Factors

     "anomalous" means either a geophysical response that is higher or lower than the average background or rock samples that return assay values greater than the average background;

     "Bankable Feasibility Study" means the study, prepared to industry standards, based upon which a bank or other lending institution may loan the Corporation, MASA or NADSA funds for production development on the Claims;

     "breccia" means a course grained rock, composed of angular broken rock fragments held together by a finer grained matrix;

     "Cateo" means an exploration concession for mineral rights granted to an individual or company in the Republic of Argentina, as defined by the Republic of Argentina Mining Code, as amended;

     "Claims" means the Cateos, Manifestacion de Descubrimiento, Mina, Estaca Mina (as defined by the Republic of Argentina Mining Code, as amended) described herein issued to NADSA, MASA or the Corporation by the government of Argentina or any provincial government;

     "Estaca Mina" means areas granted to extend the area covered by existing Minas;

     "grab sample" means one or more pieces of rock collected from a mineralized zone that when analyzed do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized area;

     "igneous rock" means a rock formed by the cooling of molten rock either underground or at the surface of the earth;

     "intrusive rock" means an igneous rock that, when in the molten or partially molten state, penetrated into or between other rocks, but cooled beneath the surface.

     "Manifestacion de Descubrimiento" (literally, manifestation of discovery) means the intermediate stage between the exploration phase and exploitation phase of development;

     "metamorphic rock" means an igneous or sedimentary rock that has been altered by exposure to heat and pressure (resulting from deep burial, contact with igneous rocks, compression in mountain building zones or a combination of these factors) but without complete melting. Metamorphosis typically results in partial recrystallization and the growth of new minerals. "Metasediment" refers to metamorphosed sedimentary rock. "Metavolcanics" refers to metamorphosed volcanic rock.

     "Mina" means an exploitation grant based on Manifestacion de
Descubrimiento;

     "net smelter return royalty" is a form of royalty payable as a percentage of the value of the final product of a mine, after deducting the costs of transporting ore or concentrate to a smelter, insurance charges for such transportation, and all charges or costs related to smelting the ore. Normally, exploration, development and mining costs are not deducted in calculating a net smelter return royalty. However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty.

     "net profits royalty" is a form of royalty payable as a percentage of the net profits of a mining operation. In contrast to net smelter return royalties, costs relating to exploration, development and mining may be deducted from the net proceeds of the operation in calculating the royalty. However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty.

     "porphyry" means an igneous rock of any composition that contains conspicuous large mineral crystals in a fine-grained groundmass;

     "Underlying Royalty" means any royalties on the Claims that are part of the lease, purchase or option of said Claim from the owner or any royalties that may be imposed by the provincial government;

     "vein" means a mineral filling of a fault or fracture in the host rock, typically in tabular or sheetlike form;

     "VLF-EM" means a very low frequency electromagnetic geophysical instrument used in exploration to measure variances of conductivity in surficial sediments and bedrock;

     "volcanic rock" (basalt, pillowed-flows, rhyolite) means an igneous rock that has been poured out or ejected at or near the earth's surface;

     "volcanoclastic rock" (wacke, tuff, turbidite) means a sedimentary rock derived from the transportation and deposition of volcanic rock fragments by air
(tuff) or water (wacke or turbidite)

     The following is a list of abbreviations used throughout this Report for technical terms:

              Ag                silver
              Au                gold
              As                arsenic
              Cu                copper

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
              g/t Au            grams per tonne gold
              g/t Ag            grams per tonne silver
              g/t               grams per tonne
              ha                hectare(s)
              Hg                Mercury
              IP/RES            induced polarization and resistivity (survey)
              kg                kilogram(s)
              km                kilometre(s)
              m                 metre(s)
              Mo                molybdenum
              NSR               Net Smelter Return
              oz                ounce
              Pb                lead
              ppb               parts per billion
              ppm               parts per million
              Sb                antimony
              sq.               square
              VLF-EM            very low frequency electromagnetic (survey)
              Zn                zinc

     The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From Imperial        To metric                 Multiply by

acres                           hectares                  0.404686

feet                            metres                    0.30480

miles                           kilometres                1.609344

tons                            tonnes                    0.907185

ounces (troy)/ton               grams/tonne               34.2857


1 mile = 1.609 kilometres
1 yard = 0.9144 metres
1 acre = 0.405 hectares
2,204.62 pounds = 1 metric ton = 1 tonne
2,000 pounds (1 short ton) = 0.907
tonnes 1 ounce (troy) = 31.103 grams
1 ounce (troy)/ton = 34.2857 grams/tonne

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Corporation's audited consolidated financial statements for the years ended December 31, 1996 and 1995, and the unaudited consolidated financial statements for the six months ended June 30, 1997 and 1996 included elsewhere in the report. The Corporation's financial condition and results of operations are not necessarily indicative of what may be expected in future years.

Overview

     The principal business of the Corporation is the exploration and development of mineral properties located in the Republic of Argentina. The Corporation carries out its business by acquiring, exploring and evaluating mineral properties through its ongoing exploration program, and either joint venturing or developing these properties further, or disposing of them if the properties do not meet the Corporation's requirements.

     The Corporation's current properties and projects consist of mineral rights and applications for mineral rights covering approximately 210,000 hectares in six provinces. The lands comprise option to purchase contracts, exploration and mining agreements and direct interests through the Corporation's filings for exploration concessions. The Corporation's properties are all early stage exploration prospects. No proven or probable reserves have yet been identified. See "Description of Properties."

     The Corporation was incorporated in Alberta in July 1994. In November 1995, the Corporation effected an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation, which at that time was an inactive corporation that previously had been a reporting issuer under Alberta law and had its common shares traded on The Alberta Stock Exchange. The business combination between Minera Andes and Scotia Prime Minerals was accounted for using the purchase method of accounting. Under this method of accounting, Minera Andes is identified as the acquiror. See "Note 2 of Notes to Consolidated Financial Statements."

Plan of Operations

     The Corporation has budgeted and plans to spend approximately $2.7 million for mineral property and exploration activities on its properties in Argentina through the end of the 1997/1998 field season, which the Corporation expects will end near the end of May 1998. See "Description of Properties - Planned Exploration and Development Program - Summary." The Corporation believes that its existing funds and projected sources of funds will be sufficient to finance this planned exploration and the related operating activities for this future period. If the Corporation were to determine to develop a property or group of properties beyond the Phase I and Phase II levels described in this Report, substantial additional financing would be necessary. Such financing would likely be in the form of equity, debt or a combination of equity and debt.

The Corporation has no current plan to seek such financing and there is no assurance that such financing, if necessary, would be available to the Corporation on favorable terms.

Results of Operations

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

     The Corporation had a net loss of $0.73 million for the six months ended June 30, 1997 compared with a net loss of $0.37 million for the six months ended June 30, 1996. This increase in net loss resulted primarily from an increase in general and administrative expenses and office overhead incurred as a result of the Corporation's financing and investor relations activities and expanded operations. These additional expenses were offset by interest income of $87,000 earned on invested balances received as a result of the Company's 1996 equity financings. The Corporation had no interest income in the comparable period in 1996. See "Liquidity and Capital Resources."

     1996 Compared to 1995

     The Corporation had a net loss of $1.2 million in 1996 compared with a net loss of $1.5 million in 1995. The reduction in the loss for the year was a function of higher general and administrative expenditures, more than offset by a reduced write-off of deferred expenditures in connection with the abandonment of certain property interests.

     General and administrative expenses increased from $0.5 million to $0.75 million primarily because 1996 was the Corporation's first full year as a Canadian reporting company. Legal and travel expenses in 1996 reflected the financing activity undertaken during the year, which included two special warrant financings. Office overhead costs also increased as a result of the Corporation's leasing of additional office space in Mendoza, Argentina, printing and copying expenses and the costs of preparing shareholder reports and investor relations materials.

     The write-off of mineral property and deferred exploration costs was $0.5 million in 1996, compared with $1.0 million in 1995. The Corporation's exploration program involves nearly continuous prospecting, acquisition, exploration and evaluation of property interests. If a property does not meet the Corporation's requirements, costs associated with the abandonment of the property will result in a charge to operations. The Company expects to incur additional write-offs in future periods, although the amounts of such write-offs are difficult to predict as they will be determined by the results of future exploration activities.

     Total mineral property costs and exploration costs were $2.1 million in 1996 and in 1995, but there were some significant differences within categories of expenditure in 1996 compared to 1995. In 1996 the Corporation reached a more advanced stage of work on several properties. As a result, the Corporation incurred greater expenses in 1996 than in 1995 for construction, trenching and drilling, with the bulk of these expenses being incurred on the 100% owned La Horqueta property. Proceeds were received from the mineral property options granted to Newcrest Resources, Inc., a subsidiary of Newcrest Mining Ltd. of Australia ("Newcrest") (on Agua Blanca), and Cominco Ltd. ("Cominco") (on Santa Clara and Pino Andino), which offset deferred acquisition and exploration costs. Under the terms of the agreement with Cominco, 25% of the amount received from the Cominco private placement was spent during 1996 on continuing exploration and road building at the Santa Clara and Pino Andino properties. After the effect on operations of the write-offs described above and the offsetting impact of option payments, deferred expenditures related to mineral properties and exploration increased from $2.5 million in 1995 to $3.4 million in 1996.

Liquidity and Capital Resources

     Due to the nature of the mining business, the acquisition, exploration and development of mineral properties requires significant expenditures prior to the commencement of production. To date, the Corporation has financed its activities through the sale of equity securities and joint venture arrangements. The Corporation expects to use similar financing techniques in the future.

     The Corporation's exploration and development activities and funding opportunities, as well as those of its joint venture partners, may be materially affected by precious and base metals price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond the Corporation's control.

     At June 30, 1997 the Corporation had cash and cash equivalents of $6.5 million, compared to cash and cash equivalents of $3.5 million as of June 30, 1996. This significant increase in the Company's cash and equivalents position is due to the receipt of proceeds from the Corporation's 1996 equity financings. Working capital at June 30, 1997 was $6.5 million.

     Net cash used in operating activities during 1996 was $0.7 million, compared with $0.5 million in 1995. This reflects the additional general and administrative expenditures as a result of the Corporation being a Canadian reporting company for the full 1996 year.

     Financing activities during the six months ended June 30, 1997 and during 1996 included two equity private placements, principally in Canada, the Cominco private placement and the issuance of Common Shares upon exercise of warrants. See "Properties - Santa Clara Project Summary." Funds received from the Corporation's December 1996 private placement are shown as subscriptions received at year end given that the Common Shares were not issued until the second quarter of 1997 following Canadian regulatory approval of the related Prospectus. Funds received during the six months ended June 30, 1997 totaled $1.7 million as a result of the exercise of previously issued warrants. The Corporation's working capital improved during 1996 also as a result of the Corporation's satisfaction of a debt of $1.14 million owing to Degerstrom in connection with a private issuance of Common Shares to Degerstrom. See "Certain Relationships and Related Transactions."

     Net cash used in investing activities during 1996 was $1.5 million, compared to $2.1 million for 1995. This reflects a relatively comparable level of mineral property and exploration expenditures during 1996 and 1995, with the advantage in 1996 of the Corporation receiving $0.7 million from mineral property option proceeds.

ITEM 3.     DESCRIPTION OF PROPERTIES

     The principal business of the Corporation is the exploration and development of mineral properties ("Claims") located in the Republic of Argentina. The Corporation's interests in the Claims are held through MASA and NADSA. MASA holds properties and is the company in which the daily business operations are conducted. NADSA holds properties and drilling equipment under a temporary importation permit. MASA and NADSA were formed and registered as mining companies in order for the Corporation to receive the benefits of the new mining laws in Argentina. The principal properties of the Corporation are described under the heading "Principal Properties" below.

The Degerstrom Agreement

     A number of the Claims were originally held by Degerstrom. Pursuant to the March 1995 Asset and Share Acquisition Agreement to which the Corporation, MASA, NADSA and Degerstrom are parties (the "Degerstrom Agreement"), Degerstrom transferred its interest in those Claims to NADSA and MASA in consideration for a royalty. Degerstrom also conveyed the MASA and NADSA capital stock it held to the Corporation. In consideration for those shares, Minera Andes (i) issued to Degerstrom 4,000,000 Common Shares and the right to acquire an additional 1,213,409 Common Shares if any of the properties comprising the Claims became the subject of a Bankable Feasibility Study, (ii) agreed to pay a royalty on any existing or future properties held by the Corporation or its affiliates as described below, and (iii) agreed to pay the aggregate amount of the cost and expenses incurred by Degerstrom on behalf of the Corporation from July 1, 1994 through March 15, 1995. Minera Andes also acquired from Brian Gavin, an officer of the Corporation, the shares he held in MASA.

     The royalty payable to Degerstrom by both NADSA and MASA will be a percentage of the net smelter return earned on those Claims or any future Claims acquired by those parties. The Claims are subject to a royalty equal to the difference between 3 percent and the Underlying Royalty, subject to a maximum royalty of 2 percent. If any party acquires all or part of the Underlying Royalty, the royalty payable, if any, to Degerstrom will not increase. If Degerstrom collects a royalty on any of the Claims held by the parties, each party shall at any time have the option, upon giving notice to Degerstrom, to repurchase up to one-half of the royalty payable to Degerstrom upon payment of $1,500,000, for each one percent of the royalty repurchased.

     NADSA, MASA, Degerstrom and the Corporation also entered into an Operating Agreement, appointing Degerstrom as operator of the Claims and any future Claims acquired in Argentina. Under the terms of the Operating Agreement, Degerstrom operates and manages the exploration program on all properties and provides related offsite administrative assistance as required. In consideration for these operating services, Degerstrom is entitled to reimbursement for its costs of labor, materials and supplies incurred in connection with its services plus an additional 15% of such costs as a management fee. Included in the Operating Agreement are fixed rates for the equipment owned by Degerstrom. Degerstrom has the right to terminate the Operating Agreement if the Corporation does not maintain a program and budget in excess of Cdn $300,000 per year. If the Corporation elects to develop a property and contract with a third party for development or production, the Corporation must give notice to Degerstrom of the terms and conditions of the proposed arrangement. Degerstrom has the right for a period of 30 days to meet the contract bid by a third party.

                              PRINCIPAL PROPERTIES

Recent Mining and Economic History in Argentina

     Argentina is the second largest country in South America, over 2.7 million square kilometres in area. In 1983, Argentina returned to a multi-party democracy, which brought to an end nearly a half century of military intervention and political instability. The country then began to stabilize; however, it was not until 1989, with the election of the current government under president Carlos Menem, that Argentina's economy began to improve. Menem initiated serious economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the US dollar at par, fully backed by reserves of foreign exchange, gold and dollar-denominated bonds of the Central Bank of Argentina. Results of the reforms have been positive; Argentina's gross domestic product grew at up to 8% per annum in the early 1990's and inflation has dropped to between 1 and 3% per annum. However, Argentina is currently recovering from a recession. The government is focused on diversifying the economy to increase exports and decrease Argentina's dependency on imports. The country is encouraging foreign investment.

     The government is actively revitalizing the mineral sector. In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina. Key incentives provided by the Act include: guaranteed tax stability for a 30 year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Repatriation of capital or transfer of profits are unrestricted. Argentina's mineral resources, owned by its 23 provinces, are subject to a provincial royalty capped at 3% of the "mouth of mine" value of production, although provinces may opt to waive their royalties.

     Argentina's mineral potential is largely unknown, particularly in comparison to that of its immediate neighbors. Until recently, Argentina has been relatively underexplored and, as a consequence, there is a lack of information pertaining to the country's resource base. Copper and gold mineralization discovered to date occurs predominantly in the southern Andean copper belt which extends over 1,000 km through northwestern Argentina. Deposits that are currently under development include the Bajo de la Alumbrera, Agua Rica and El Pachon deposits. In addition, gold deposits are concentrated in the Argentine portion of the Central Andes' Maricunga-El Indio gold belts and in the newly discovered Santa Cruz gold belt in southern Patagonia.

     In 1989, fewer than a dozen foreign exploration companies had offices in Argentina; currently there are approximately 60 such companies. Exploration expenditures have grown from $5 million in 1991 to over $90 million in 1995.

     The Corporation initiated gold exploration in Argentina in 1991, in conjunction with Degerstrom. As of May 1997, the Corporation had Argentine landholdings totalling 209,377 hectares ("Ha") in six Argentine provinces (Figure 1). The Corporation's exploration efforts initially focused on evaluating prospects generated by 1960's United Nations development exploration programs and on targets generated by satellite image analysis. The Corporation developed techniques of processing and interpreting satellite imagery to assist in identifying promising exploration targets. Currently, the Corporation is completing exploration work that includes geophysical surveys, mechanical trenching and reverse circulation drilling on the most advanced targets in their property portfolio, and conducting grassroots exploration to evaluate their other properties and to generate new targets.

Property And Title

     The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. Mineral rights in Argentina are separate from surface ownership and are owned by the federal government or the provinces, depending on the territory in which they are located. Mineral rights are administered by the provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding the Corporation's land holdings in Argentina.

1. Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 Ha unit areas. A cateo cannot exceed 20 units (10,000
Ha). No person may hold more than 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 Ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over 4 units (2,000 Ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. Time extensions may be granted to allow for bad weather, difficult access, etc. Cateos are identified by a file number or "expediente" number.

Cateos are awarded by the following process:

     (a) Application for a cateo covering a designated area. The application describes a minimum work program for exploration;
     (b) Approval by the province and formal placement on the official map or graphic register;

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
     (c)  Publication in the provincial official bulletin;
     (d)  A period following publication for third parties to oppose the claim.
     (e)  Awarding of the cateo.

The length of this process varies depending on the province, and commonly takes up to 2 years. Accordingly, cateo status is divided into those that are in the application process and those that have been awarded. If two companies apply for cateos on the same land, the first to apply has the superior right. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent. While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, the Corporation knows of no instances where this has happened.

     Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land. The time periods after which the owner of a cateo must reduce the quantity of land held does not begin to run until 30 days after a cateo is formally awarded. The Corporation's goal is to determine whether its cateos contain commercial grade ore deposits before portions of the cateos must be relinquished. The Corporation's ability to do so is dependent upon adequate financing for exploration activities. It is likely that several of the Corporation's cateos will be relinquished after preliminary exploration because no promising mineral deposits have been discovered.

     Until August 1995, a "canon fee", or tax, of $400 per unit was payable upon the awarding of a cateo. A recent amendment to the mining act requires that this canon fee be paid upon application for the cateo.

2. Mina: To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a "mina". Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in "pertenencias". Each mina may consist of two or more pertenencias. "Common pertenencias" are six Ha in size and "disseminated pertenencias", 100 Ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of $80 per pertenencia is payable to the province.

Minas are obtained by the following process:

     (a) Declaration of manifestation of discovery ("MD"), in which a point within a cateo is nominated as a discovery point. The MD is used as a basis for location of pertenencias of the sizes described above. MD's do not have a definite area until pertenencias are proposed. Within a period following designation of an MD, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

     (b) Survey ("mensura") of the mina. Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

3. Estaca Minas: These are six-Ha extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca minas are equivalent to minas. Estaca minas were eliminated from the mining code in August 1996.

4. Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

     All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

     Grants of mining rights include water rights, subject to the rights of prior users. Further, the mining code contains environmental and safety provisions, administered by the provinces. Prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent undue environmental damage. The environmental impact report must be updated biennially, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Violators of environmental standards may be caused to shut down mining operations.

General Discussion of Andean Geology as it Relates to Mineral Deposits

     The Andes Mountain Range running along the western edge of South America, including the western portions of Argentina, is a dynamic portion of the earth's crust. Conditions there have been favorable for the formation of metal ore deposits for the past 100 million years. Since the late 1960's geologists around the world have realized that the continents and ocean floors of the earth's crust consist of many individual plates which move against each other, more or less "floating" on the next deeper layer of the earth, referred to as the mantle. Where these crustal plates rub against each other, earthquakes are common. Where one plate is overridden by another (referred to as a "subduction zone"), the lower plate may partially melt, causing liquid rock to rise through the plates.

     In particular, along the western edge of South America, the Pacific Ocean floor is being overridden by South America, creating many folds and faults in the edge of the continent, with attendant earthquakes. As the ocean floor is pushed under the continent, parts of the slab (up to

70 km thick) are melted and rise upward, intruding into the crust of South America. Some of this melted rock cools underground, creating bodies of granite. The granite may later be exposed by erosion of the mountain ranges. Other portions of the molten rock reach the surface and form the volcanoes of the Andes. With the molten rock come superheated fluids that carry sulphur and metals such as copper and gold. These minerals are deposited in and around the intrusive and volcanic rocks. Persistent hot springs, as in Yellowstone National Park, may concentrate deposits of metals. Weathering of ore deposits can cause metals in the rock and soil to dissolve and be concentrated at lower levels.

     There has been relatively continuous intrusive and volcanic activity along the Andean chain for over 100 million years, creating a very good environment for metal deposits. As explained above, while numerous gold and copper deposits have been developed in the Andes Mountains in neighboring Chile, the similar terrain in Argentina has only recently been opened to exploration. Minera Andes was one of the first companies to obtain valuable exploration rights in Argentina, and has a substantial number of promising properties which it is systematically exploring for metal deposits.

Minera Andes Properties

     The sections that follow discuss certain of the properties that are or have been the subject of joint venture agreements with third parties or which have been more intensively explored by the Corporation.

                                    Figure 1

           [Map illustrating Minera Andes current projects and mines]

A.   Santa Clara Project Summary

     1.   Santa Clara Project Location

     The Santa Clara project area is located in northwest Mendoza Province, approximately 63 km west of the city of Tupungato, at latitude 33(degree)12'00"S and longitude 69(degree)37'00"W. Good road access exists to the project area and a 25 km gravel road was recently constructed to fully access the property. Elevations at Santa Clara range from 2,500 m to 4,600 m with moderate to rugged relief. The climate permits exploration work for approximately eight months of the year, as snow and cold temperatures hinder working in the winter months.

     2.   Santa Clara Project Exploration

     The Santa Clara project was first explored in the 1960's under the United Nations-Argentine Government Plan Cordillerano. The property was recognized as hosting porphyry copper potential and an exploration campaign consisting of geological mapping, geochemical surveys (stream sediment, soil and rock chip) and an induced polarization geophysical survey was completed. In addition, a total of 2,037 m of diamond drilling was completed in 28 holes to depths ranging from 70 m to 110 m). In 1982-83, Fabricaciones Militares, the mining branch of the Argentine military, explored the Quebrada del Medio area, south of Tres Quebradas, for molybdenum. The work consisted of geologic mapping, planimetric surveys, an induced polarization geophysical survey and two drill holes, drilled to depths of 210 m and 250 m. The holes intersected granitic porphyry, with argillic alteration and disseminated pyrite, traces of chalcopyrite, molybdenite and chalcocite. None of the samples collected during these periods of exploration were analyzed for precious metal content.

     Phase I work on the Santa Clara Project consists of road construction and diamond drilling, and has been partially completed. Phase II work at Santa Clara is projected to consist of additional road construction and 5,000 meters of reverse circulation drilling at Quebrada del Azufre, contingent upon Phase I work producing reasonable indications of potentially economic quantities and concentrations of copper (with or without gold, silver or molybdenum) sufficient to justify additional work. Phase II work also includes road building, geologic and geophysical surveys at Quebrada del Norte and Tres Quebradas.

     3.   Santa Clara Project Geology

     The Santa Clara project is located within metamorphic and intrusive rocks of the Frontal Cordillera. Basement rocks at Santa Clara comprise metasediments and igneous rocks and volcanic sediments ranging in age from billions of years old to about 300 million years old. These rocks are intruded by granite and other intrusive and volcanic rocks with ages ranging from 200 million years old to the present. These igneous rocks are being generated as the Pacific Ocean floor is continually thrust under South America, into the earth's upper mantle. Portions of the descending ocean floor melt and rise beneath the Andes, producing intrusive rocks and volcanoes. These molten rocks also bring superheated fluids containing sulphur and metals such as copper and gold. The superheated fluids contribute to the formation of ore deposits.

     4.   Summary of Work Completed

     In 1994, Minera Andes initiated an aggressive exploration program to evaluate the Santa Clara property's potential of hosting gold mineralization associated with, or peripheral to, the copper porphyry system. The initial work included property-wide prospecting and stream sediment sampling survey. Analytical results clearly defined the porphyry copper center at Tres Quebradas and its associated base-metal zonation. In addition, four areas of anomalous gold values were outlined; Tres Quebradas (north of the copper zone), Quebrada del Norte, Quebrada del Azufre and Arroyo Metales. Each of these targets was systematically explored by detailed mapping and sampling in subsequent exploration programs. A total of 1200 rock samples were collected and analyzed.

     Phase I work has consisted of road construction and diamond drilling and was partially completed by Cominco. The construction of 25 km of road to better access the Santa Clara property was completed in July 1996. The current focus of exploration at Santa Clara is the evaluation of the area's porphyry copper potential.

     5.   Cominco Agreement

     The Corporation signed a Memorandum of Understanding in March 1996 with Cominco providing for a joint venture on the Santa Clara and Pino Andino properties. Cominco had an option to earn a 51% interest in the Santa Clara property by making cash payments of $250,000 and funding exploration over four years up to $5,000,000 and paying all associated option and land payments. However, after compiling and evaluating data on the Santa Clara and Pino Andino properties during the first six months of 1997, Cominco terminated the Memorandum of Understanding with respect to Pino Andino in February 1997 and with respect to Santa Clara in July 1997.

     As part of the Memorandum of Understanding, Cominco purchased from the Corporation 877,194 Units (the "Cominco Units") for a price of Cdn $3,000,003. Each Cominco Unit consists of one Common Share and one warrant to purchase Common Shares. Two Cominco Warrants entitle Cominco to purchase one Common Share at a per share price of Cdn $3.98 until May 10, 1998. See "Description of Securities." The Corporation used twenty-five percent of the Cdn $3,000,003 for exploration of Santa Clara and Pino Andino.

     Through April 1, 1997, the Corporation and Cominco expended a total of $841,809 at the Santa Clara project. The Corporation is currently evaluating the results of recent work at Santa Clara and continues to believe that the prospects for Santa Clara are promising.

     6.   Santa Clara Project Ownership

     The Santa Clara project comprises at total of 26,720 Ha in 8 cateos and 14 manifestations of discovery. All landholdings are currently held by MASA under an option to purchase agreement, or directly.

     MASA is party to an option-to-purchase agreement with Carotti and Giustozzi, of the city of Mendoza. MASA can earn 100% interest in the property by making payments totalling $1,950,000 by October, 1998. The property is subject to a 0.5% net smelter return royalty to the owner or, in the case of their cateo being superseded by a manifestation of discovery from an adjacent cateo belonging to MASA, a 2.5% net smelter royalty on ore mined from their cateo capped at the total option price. MASA may also exercise the Santa Clara option at any time by paying the balance in five semi-annual payments from the date of exercise.

     On June 30, 1995, the owners and the Corporation signed a complementary agreement to the option to purchase agreement postponing all but $5,000 of the scheduled $35,000 payment due on July 5, 1995 to December 15, 1995. On December 13, 1995, a second complementary agreement was signed which extended the term of option to purchase agreement from May 12, 1998 to October 15, 1998 and rescheduled the payments due under the option to purchase contract. This was done because two of the seven cateos and one of the twelve manifestations of discovery were pending in a provincial park boundary dispute which could have affected a portion of the property. The boundaries of the Volcan Tupungato Provincial Park were extended in April 1994 to cover sixty percent of the pre-existing mineral rights at Santa Clara. This status would have prohibited mining. The provincial mining authorities confirmed the validity of the mining rights at Santa Clara in January 1996, and permission was received for continued exploration in March 1996. Provincial Law 6459 was passed on January 2, 1997 to exclude existing mineral properties from the provincial park.

     Through April 1, 1997, option payments totalling $175,000 have been made and the Corporation expects to make approximately $125,000 in additional payments over the next twelve month period.

     Canon fees due on these Santa Clara properties in 1997 total $12,280. Mina survey costs are estimated at $30,000 for 1997. Mendoza province has waived its rights to a royalty.

B.   Pino Andino Project Summary

     1.   Pino Andino Project Location

     The Pino Andino project property package currently consists of three individual contiguous properties: the Pino Andino reserve area, the Mulichinco cateo and the Dos Guanacos properties.

     The Pino Andino Project is located 250 km northwest of the city of Neuquen, in Neuquen Province at latitude 38(degrees)02'00"S and longitude 70(degrees)29'00"W. Year-round access is provided to the property by well-maintained gravel roads from the city of Loncopue, located 20 km west of the project area. A network of smaller roads accesses most of the property. Topography in the area consists of gentle rolling hills; elevations range from 900 m to 2,300 m. Outcrop is limited to hills and drainages. The climate is arid, with hot, dry summers and mild winters that allow for year-round exploration. Basic supplies can be purchased in Loncopue.

     2.   Pino Andino Project Exploration

     Phase I work at Pino Andino consisting of road construction (2 km) and 1000 m of reverse circulation drilling was completed in May 1997. Assessment of the results of this work is currently in progress. A Phase II program of road construction, 2,000 m of reverse circulation drilling and associated geologic studies is planned, contingent on the results of Phase I work demonstrating a reasonable potential of economic quantities and concentrations of gold and/or copper on the property.

     3.   Pino Andino Project Geology

     The Pino Andino project area is principally underlain by Jurassic sedimentary rocks that dip gently to the east into the Neuquen Basin. The Jurassic sequence comprises black shales and lesser sandstone, tuffaceous sandstone, tuffs and limestones. Bedded anhydrite occurs in the uppermost Jurassic rocks. Cretaceous diorite and granodiorite intrudes the Jurassic sequence in the western property area. The stocks are part of an extensive north-south belt of intrusions, and possibly are apophyses of a large batholith at depth. Late Tertiary to Quaternary tuffs occur in the extreme west. This unit, and the basalt remnants that occur at high elevations in the center of the property, are manifestations of recent volcanic activity that occurred to the west, in the principal cordillera.

     A high angle fault (or faults) is interpreted to occur along the western margin of the project area and forms the eastern boundary of the Loncopue graben. Poorly defined, high angle splays of this fault have been identified on satellite images of the area.

     4.   Summary of Work Completed

     Since the acquisition of the property in 1994, MASA has completed property-scale and detailed exploration work at Pino Andino, including a 10 hole reverse circulation drill program in 1995 and ground geophysical surveys in 1996. Results outlined a zone of gold mineralization and a potentially large zone of copper porphyry mineralization. The nature of the topography at Pino Andino hinders exploration as only limited outcrop occurs. The following is a summary of work completed to date on the project.

     In 1994, the regional geology of the area was compiled at 1:50,000 using satellite images, air photos and field investigation. A 400-sample regional stream sediment sampling program was completed, the results of which defined an area anomalous in gold, copper, arsenic and mercury north of Arroyo Mulichinco at Barite Hill.

     Follow-up examination of the stream sediment anomaly located the area of historic barite prospecting at Barite Hill. Barite veins, to 1 m widths, occur in Jurassic sandstones, tuffaceous sandstones and conglomerates which are intruded and hydrothermally altered by Cretaceous granodiorite to diorite intrusions. Quartz-barite-pyrite veins occur in a zone of structurally disturbed, silicified and sericitized tuffaceous sandstones over an area 2 km by 4 km in size. A thin bed of silica-barite replacing limestone occurs in the northeastern part of Barite Hill.

     A program comprising soil sampling and rock chip sampling was completed over the Barite Hill area on a 2 km2 grid of 100 m line spacings and 50 m station intervals. In addition, channel sampling was completed on the east side of Barite Hill. A total of 730 soil samples and 287 rock chip samples were collected. Results outline a broad gold-copper soil anomaly (greater than 30 ppb Au, greater than 30 ppm Cu) over a 1.5 km x 2 km area. Within this zone, strong gold and copper soil anomalies (50-500 ppb Au, 50-500 ppm Cu) occur in the southwest, northwest and east. The strongest gold anomalies are associated with zones of sericitization, silicification and quartz-pyrite-barite veining. The southwest gold and copper soil anomaly terminates at the contact of Tertiary unlithified tuffs. The anomaly may persist in Jurassic rocks that underlie the Tertiary deposits.

     Rock chip sample results returned anomalous gold and copper values (greater than 100 ppb Au, greater than 500 ppm Cu), commonly in the areas of anomalous soil samples. Twenty six samples returned gold values greater than 1 g/t Au and 91 samples greater than 100 ppb Au. A sample of silicified, tuffaceous sandstone returned 5,411 ppb Au. Anomalous gold values are associated with zones of silicification, sericitization and/or quartz-barite-pyrite veins.

     Anomalous copper values (1,000 ppm - 7,000 ppm Cu) occur in rocks in the southwest area, at Copper Canyon, and in the center of the Barite Hill area (500 ppm to 1,500 ppm Cu). Copper mineralization is associated with sericitization and potassic alteration.

     In late 1995, a 10 hole, 1,005 m reverse circulation drill program was completed at Pino Andino. The holes were targeted to test soil geochemical anomalies in an area of relatively sparse outcrop. Eight of 10 holes returned significant intercepts of copper and/or gold mineralization. Hole PA-3 intersected hydrothermally altered tuffaceous sediments that ran 1.2 g/t Au over 55 ft. Hole PA-5 intersected 0.32% Cu over 305 ft., hosted in argillically altered tuffaceous sediments and diorite. A 190 ft. intercept in PA-9 returned 0.38% Cu, including 45 ft. of 0.52% Cu and 35 ft. of 0.51% Cu. The best intersections in PA-7 and PA-8 were 60 ft. of 0.32% Cu, 0.20 g/t Au and 35 ft. grading 0.29% Cu, 0.15 g/t Au respectively. Gold values ranged to 10 ft. of 0.87 g/t Au in PA-8 and 5 ft. of 0.98 g/t Au in PA-9. Hole PA-10 did not intersect significant mineralization.

     In 1996, with Cominco as operator of the joint venture a topographic map was prepared for the Pino Andino area. An exploration program including geophysical surveys and reverse circulation ("RC") drilling was initiated. Approximately 37.5 km of induced polarization and 55.3 km of ground magnetic survey were completed. The results of these surveys indicate the presence of two strong chargeability anomalies; one in the area of 1995's drilling and having characteristics consistent with the signature of Cu-Au porphyry mineralization, the other 1 km to the southwest that may represent a structurally controlled zone of gold mineralization peripheral to a porphyry system. Magnetic survey data indicates that zones of magnetic lows coincide with the chargeability anomalies, and may represent the destruction of magnetite in an altered intrusion. In addition, 113 rock chip samples were collected and alteration mapping was done over a 10 sq. km area.

     Also in 1996, Cominco planned and executed a campaign of RC drilling (10 holes totalling 2,000 m). Five holes tested I.P./Resistivity anomalies coincident with magnetic lows, four holes tested geological targets and one hole tested a combined geological/geochemical target. The drill holes intersected mostly pyritic mineralization (1-5 vol%) with local traces of chalcopyrite, chalcocite and sphalerite hosted in sericitically altered tuffaceous sandstones. Mineralized intersections are summarized in the table below. Enrichment appears to be poorly developed. Cominco concluded that within the drill zone there is little possibility of encountering an open pittable economic reserve (i.e. in the top 200 m). Work by Cominco did not include additional exploration of the gold mineralization encountered in drill holes PA-1, 2 and -3. Cominco terminated the Memorandum of Understanding with regard to Pino Andino in February 1997.

     The Corporation recently completed a drilling program on the gold targets at Pino Andino and results are pending.

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
     5.   Pino Andino Project Ownership

     The Pino Andino Project is comprised of three individual contiguous properties:

     a.   Pino Andino Reserve Area

     The Pino Andino reserve area was acquired under an October 1994 exploration contract with a mining option from CORMINE S.E.P., a provincial corporation. Terms of the agreement call for MASA to make monthly exploration payments of $0.07 per hectare. Work commitments total $850,000 over four years and a 2% net smelter return royalty from production is payable. Rental payments for 1997 amount to $10,511.

     The land originally contracted from CORMINE was reduced from 29,840 Ha to 10,163 Ha. and subsequently amplified to 12,513 Ha. Areas evaluated and deemed without exploration potential were returned to reduce land holding costs.

     Province of Neuquen presently has no net smelter royalty in place on mineral properties.

     b.   Dos Guanacos (Gonzalez)

     MASA has entered into a four-year option-to-purchase contract dated March 30, 1995, with Gonzalez et al. on a group of minas within the reserve area and the Mulichinco cateo (see below). Under the terms of the contract MASA can earn a 100% interest in the properties by making quarterly rental payments of $6,000 totalling $96,000 over four years with an option-to-purchase of $200,000. This is all subject to a 1% net smelter return royalty. Rental payments for 1997 total $24,000 on the minas. The contracted land consists of 410 hectares.

     c.   Mulichinco

     The Mulichinco makes up the remainder of the property in the Neuquen project area and consists of a cateo and a manifestation of discovery owned 100% by MASA. The cateo has been granted and there are no holding costs. Holding costs for the manifestation is $80 per year. Survey costs for converting the manifestation of discovery to a mina are estimated at $10,000.

     Total area of lands under option or owned directly in the Pino Andino project area is 14,570 hectares.

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
C.   San Juan Project Summary

     1.   San Juan Project Location

     The San Juan Province Project comprises nine properties, located in the southwestern province area. Access to the cateos is limited to all terrain vehicles, mules or helicopter support. The general area is rugged, with elevation ranges from 2,500 m to 5,500 m and moderate to high relief. Vegetation is minimal and water runs only in the major drainages. The climate is typical of mountainous terrain; cold and snowy winters limit exploration from June to September.

     2.   San Juan Project Exploration

     No formal records of previous exploration in the project area exist. The area's proximity to the Chilean border, where numerous Cu-Pb-Zn-Mo-Au showings occur, is evidence that the Argentine side of the border must have been prospected historically by both Argentines and Chileans. Evidence of prospecting (small trenches or holes) exists on some of the cateos. The area is currently active with predevelopment at the El Pachon copper deposit and advanced exploration at the Araya (Cu), Los Piuquenes (Cu), Cenicero (Au) and La Poposa
(Au) projects.

     Through May 1997, Degerstrom and the Corporation have evaluated and dropped eleven cateos in the San Juan Project area.

     MASA personnel are assessing their extensive landholdings within the San Juan area. Results through May 1997 indicate that Los Chonchones has significant gold/copper porphyry potential and merits detailed exploration. Phase I work consisting of detailed geologic mapping, soil and talus sampling and a magnetic survey is planned for the Los Chonchones property. Similar work, with the addition of IP geophysical surveys, is planned for the Los Azules property. Also included in Phase I is preliminary evaluation and/or follow-up mapping and sampling of other Corporation properties. A Phase II program of road building, trenching and 2,000 m of reverse circulation drilling is planned for one or more of the properties shown by Phase I work to have reasonable potential for economic quantities and concentrations of gold and/or copper.

     Through April 1, 1997, the Corporation has expended $363,994 on the San Juan Project.

     3.   San Juan Area Project Geology

     The project area extends from the western margin of the Cordillera Frontal to the Cordillera Principal. The area is principally underlain by Permo-Triassic Choiyo Group volcanic rocks, a multiphase igneous sequence comprising volcanic breccias, ignimbrites, tuffs and rhyolites, intruded by granites and overlain by extrusive acidic volcanic rocks.

Jurassic continental, marine and volcanic derived sedimentary rocks unconformably overly Permo-Triassic rocks. The youngest rocks in the project area comprise Tertiary volcanic and intrusive rocks, which are common hosts of epithermal gold mineralization as evidenced by deposits in the Chilean Andes.

     4.   Summary of Work Completed

     The San Juan Province Project is a regional reconnaissance program, focused on epithermal gold and gold porphyry targets in the eastern cordillera. Work through June 1997 is divided into two categories: a) Work on lands controlled by the Corporation; and, b) Generative work on lands being considered for acquisition.

     a.   The Corporation Lands

     All of the cateos in the project were staked based on the results of satellite image analysis which indicated the presence of colour anomalies, possibly representing zones of hydrothermal alteration, in each of the areas. Through June 1997, seven of the nine cateos in the project have been visited. A preliminary field examination, including rock chip sampling and property-wide stream sediment sampling was completed at each.

     The Los Chonchones property returned the most interesting results in the project's preliminary survey and a second exploration program was completed on the property in April 1996. The program included reconnaissance scale geologic mapping and geochemical surveys. Mapping determined that Los Chonchones is underlain by a thick sequence of Permo-Triassic andesites and tuffs, overlain by a complex sequence of Tertiary tuffaceous andesites and rhyolites. Hornblende diorite and porphyritic quartz latite intrude the sequence as dykes and sills. Argillic alteration and iron oxide staining are widespread on the property and correspond to the area of the satellite image colour anomalies. Sericitization and silicification occur locally. Quartz veining, quartz stock working and disseminated pyrite occur locally in the altered sequence. Potassic alteration, with intense magnetite veinleting and traces of chalcopyrite mineralization, occurs in the southwestern colour anomaly. A total of 53 rock chip, 69 stream sediment and 9 sets of drainage samples (stream sediment, bulk extractable leached gold and pan concentrates) were collected at Los Chonchones in 1995 and 1996. Results returned a number of anomalous gold and/or copper values in all sample types, scattered throughout the colour anomalies and concentrating in the center of the southwest anomaly. Several major mining companies are looking at Los Chonchones for a possible joint venture.

     b.   Generative Program

     Due to the intense competitor activity in western San Juan province generative work is concentrated on evaluating available third-party properties. A large number of property submittals are under review by the Corporation.

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
     To date, preliminary target generation and evaluation has discovered a zone of hydrothermal alteration with anomalous copper and gold values at the Los Chonchones property. Exploration work on this project has been limited to property-scale mapping and sampling. The alteration and mineralization may be indicative of a weak porphyry system. Additional work, consisting of detailed (1:1000) mapping, grid sampling and a magnetometer survey should be completed in order to establish the size and tenor of the mineralized system. A program of preliminary field evaluation of the four cateos that have not yet been visited and follow-up programs of mapping and sampling is planned for the other properties in the project portfolio. Phase I generative work will continue and will include additional satellite image processing and the acquisition of geophysical data that has recently become available for the area.

     5.   San Juan Area Project Ownership

     The cateos, at present, are not subject to a royalty, however, the government of San Juan has not waived its rights to retain up to a 3% "mouth of mine" royalty from production. Property canons for all properties are $40,201 per annum. Mina survey costs are estimated to be $30,000.

D.   Agua Blanca Project Summary

     1.   Agua Blanca Project Location

     The Agua Blanca project is located approximately 220 km northwest of the city of San Juan in San Juan Province, at latitude 30(degree)08'00"S, longitude 69(degree)45'00"W . The property lies in the southeastern extension of the El Indio Gold Belt which hosts the El Indio, Tambo and Pascua (Nevada) epithermal Au-Ag deposits. Agua Blanca is accessed by paved Provincial Route 436 to the town of Las Flores, 180 km northwest of San Juan, and from there by 25 km of gravel road to the base of the Quebrada Mondaca. A rough, four wheel drive road continues 25 km up the quebrada to reach the center of the property. The city of San Juan offers the most complete range of services and camp supplies.

     Elevations on the property range from 3,300 m to 5,300 m, with moderate relief that permits foot access to most areas of the property. Vegetation is limited to altiplano-type grasses and lichens. Water is plentiful in most of the areas major drainages, but freezes in winter months. The climate is consistent with semi-arid to arid Andean locations, hot dry days and cool nights for much of the year. Winter months are snowy with sub-zero temperatures, which limits exploration activity from June to September.

     2.   Agua Blanca Project Exploration

     Between 1985 and 1994, a number of limited prospecting and sampling excursions were conducted in the Agua Blanca property area by the Asociacion Cooperadora Instituto de Investigaciones Mineras ("ACIIM") in conjunction with the property owner, Adonis Cantoni.

Their work succeeded in outlining zones of intense hydrothermal alteration with anomalous values of gold and silver, occurring in a quartz stock work and narrow veinlets. Analytical results reported from their sampling include values from
0.4 g/t Au to 5.1 g/t Au in stockwork mineralization and 1.8 g/t Au to 12.0 g/t Au in veinlets. ACIIM and Cantoni also examined the potential of alluvial gold deposits in the area.

     Phase I work, consisting of road building and 5,000 m of reverse circulation drilling, is planned to test areas of high potential recognized in previous work and as yet untested targets. Phase II work of trenching, road building and 10,000 m of reverse circulation drilling is planned contingent upon Phase I work demonstrating a reasonable potential for economic quantities and concentrations of gold and/or copper on the property.

     3.   Agua Blanca Project Geology

     The eastern portion of the property is underlain by Agua Blanca Formation sedimentary rocks that are assigned a Carboniferous age, and by extensive outcropping of the Permo-Triassic Colanguil Batholith granitoids. To the west, volcanic rocks of probable Tertiary age predominate. The sequence of volcanic rocks ranges in composition from andesite to rhyolite and includes flows, tuffs and, possibly, volcanoclastic rocks. The stratigraphy strikes northerly and dips gently to the east. A number of diorite plugs, which range from coarse grained to porphyritic in texture, intrude the volcanic package.

     Exploration to date has focused on the Tertiary sequence in two main areas, Quebrada Mondaca and Arroyo del Agua Blanca, where numerous zones of intense hydrothermal alteration occur that are also visible on satellite images of the area. Argillic (kaolinite) and sericitic alteration predominates in volcanic rocks; intense potassic alteration occurs in diorite. Silicification occurs locally in all rock types and magnetite veining to magnetite breccias occur extensively throughout the dioritic unit. Weak, propylitic alteration is widespread on the property. Disseminated pyrite mineralization occurs variably throughout the zones of alteration. Minor chalcopyrite and arsenopyrite mineralization occur locally, associated with potassic alteration and silicification respectively.

     4.   Newcrest Joint Venture

     The Corporation signed an agreement in April 1996 with Newcrest creating a joint venture relating to the Agua Blanca property. Newcrest was given the option to earn a 51% interest in the joint venture by making exploration expenditures of $3,800,000 over four years, paying all associated land and option payments, and making cash payments totalling $350,000 during the first year. Newcrest made a $100,000 cash payment to the Corporation upon formation of the joint venture. After conducting a drilling program during 1996, Newcrest elected to return the property to the Corporation in March 1997. The Corporation is now responding to expressions of interest from other mining companies who wish to participate in exploration of the property. Management believes that the results on the property to date justify further exploration expenditures.

     5.   Summary of Work Completed

     Since 1994, MASA has completed three exploration programs at Agua Blanca to explore the Quebrada Mondaca and Arroyo del Agua Blanca areas. In 1995, MASA constructed a 25 km road to access the property from the head of Quebrada Mondaca drainage. Exploration efforts have included property-scale geologic mapping, prospecting and detailed sampling. Results indicate that a gold or copper-gold porphyry system of mineralization may exist in the area of the Quebrada Mondaca headwaters where numerous rock chip samples returned anomalous copper and/or gold values. The occurrence of arsenic, mercury and gold anomalies peripheral to the Quebrada Mondaca headwaters may indicate epithermal gold-type mineralization in that area. A total of 532 rock chip, talus and stream sediment samples have been collected on the property.

     During the 1996 Newcrest evaluation period, the following work was completed:

     a) Geologic mapping (1:5,000) and rock chip sampling in the target area at the headwaters of Quebrada Mondaca. Some 330 rock chip samples and 144 trench samples were collected. Geologic and alteration mapping was done over 24 sq km.

     b) Completion of 32 line kilometres of ground magnetics and 29 line kilometres of I.P. Geophysical results were interpreted and integrated on-site with magnetic susceptibility measurements and outcrop geology. A strong, EW magnetic high defines the limits of known potassic altered intrusive outcrops, whereas individual magnetic highs correlate with quartz-magnetite stock work zones. Areas with magnetic signatures indicative of more consistent magnetic character and deeper magnetic roots have been prioritized as drill targets.

     Chargeability anomalies identified by gradient I.P. surveys flank the magnetic high, and appear to correspond in part to outcropping phyllic (quartz-sericite-pyrite) alteration, and in part to propylitic assemblages which also contain some disseminated pyrite. Overall, there remains the clear suggestion of strong structural control on the distribution of alteration and mineralization.

     c) Construction of approximately five kilometres of bulldozer access roads and drill pads.

     d) In March 1997 Newcrest completed a 12-hole, 2819 meter RC drilling program, which showed the area to be widely mineralized in both gold and copper. Gold mineralization is present in both potassically altered rock, and, at higher concentrations, in zones of phyllic alteration. The grade tends to improve with depth. Potassic alteration, including zones of quartz-magnetite stockwork, and phyllic alteration, are mapped as scattered occurrences over an area in excess of ten square kilometers, and extend from the site of the current drilling in Quebrada Mondaca into the adjacent Quebrada Agua Blanca drainage. Additional drilling, particularly to target the phyllic alteration zones, appears to be warranted.

     As of April 1, 1997, the Corporation had spent $532,012 on Agua Blanca. Newcrest paid all expenditures on the project between April 1996 and March 1997, and incurred expenses of approximately $429,000 during that time.

     6.   Agua Blanca Project Ownership

     The Agua Blanca is currently held by MASA under a four year option-to-purchase with Adonis Cantoni dated June 21, 1995. This option-to-purchase calls for option payments totalling $920,000 and a final buy out of $1,080,000 to earn 100% interest in the property claims. The property is subject to a net smelter royalty equal to the difference between 4.5% and the amount charged by the province, with a maximum of 3% to the owner. Option payments for 1997 amount to $115,000.

E.   Mendoza Project Summary

     The Mendoza Project is a regional program focused on epithermal, porphyry-related, or skarn gold mineralization.

     1.   Mendoza Project Location

     The Mendoza Project consists of four MASA properties and a generative program targeting the western or Andean part of Mendoza province. Access to the properties is generally by pack animal as helicopter services are scarce and unreliable at present. Most of the properties are workable on a seasonal basis as they are located at elevations greater than 3000 metres in generally rugged terrain with limited water and minimal vegetation.

     2.   Mendoza Project Exploration

     The cordilleran part of Mendoza Province was explored in the late 1960's and early 1970's under the Plan Cordillerano of the United Nations and the Argentine government. That program identified skarn copper and iron occurrences as well as several significant copper and/or molybdenum resources and prospects. The area of the Mendoza Project has historically been explored by individual prospectors and small companies, and international mining and exploration companies have acquired extensive land holdings in the past five years.

     Phase I work on the Mendoza project will consist of preliminary evaluation and/or follow-up mapping and sampling of properties controlled by the Corporation and a generative, reconnaissance program to identify lands for acquisition. A Phase II program of geologic and geophysical surveys, road building, trenching and 2,000 m of reverse circulation drilling is planned for one or more of the properties shown by Phase I work to have reasonable potential for economic quantities and concentrations of gold and/or copper. Generative reconnaissance exploration to identify lands for acquisition is projected to continue as part of Phase II work

     3.   Mendoza Project Geology

     The Mendoza project is focused on those areas of Cordilleran Mendoza that are underlain by a generally north-trending fold and thrust belt Mesozoic sedimentary rocks. The sediments include Jurassic, Cretaceous, and lesser lower Tertiary units of marine and continental origin such as sandstones, siltstones, limestones, and evaporites. These units host the numerous known skarn occurrences in western Mendoza and are permissive for sediment-hosted epithermal gold deposits.

     The Mesozoic sediments overlie a basement of Paleozoic metasedimentary and igneous rocks, and were intruded by Tertiary stocks, dykes, and sills that are generally of dioritic composition. The sediments are locally overlain by Tertiary volcanics that are mostly andesitic and constitute possible hosts for epithermal gold, and some cover is formed by Quaternary basalts.

     4.   Summary of Work Completed

     Work to date has consisted of evaluation of lands held by MASA and generative exploration efforts.

     a.   MASA Properties

     Cateos held or controlled by MASA were selected on the basis of satellite image anomalies, compilation of available geologic information, and/or the presence of known alteration or mineralization. Evaluations conducted in 1995 and 1996 have led to the retention of two of six cateos previously held by MASA. At the Palau Mahuida property, limited sampling to date in an area of silicified and quartz-veined limestone identified an anomalous Au-As + Zn-Ag-Sb metal association with up to 230 ppb Au. A colour anomaly near the Chilean border is to be evaluated on the Paso Pehuenche property. Work in late 1996 identified a large altered area and led to staking the Cerro de la Laguna cateo where sample results to date show an extensive Hg anomaly that may represent the upper levels of a gold-bearing epithermal system.

     b.   Generative Work.

     Generative work was started in November 1996 in areas of the Mesozoic sedimentary belt that have open land, and this work will continue in conjunction with evaluation of property submittals. Other third-party properties have been examined for possible acquisition, including San Ramon, where work to date has shown stream sediments gold anomalies that will be followed up. Periodic review of the land status in Cordilleran Mendoza will enable identification of additional opportunities.

     Through April 1, 1997, the Corporation has expended a total of $321,741 on Mendoza. The Mendoza Province Project has met with some encouragement in the limited work that has been completed on the project. The area has demonstrated potential of hosting epithermal gold, skarn type deposits due to the widespread occurrence of carbonate rocks, or structurally controlled mineralization in sedimentary rocks. A detailed Phase I exploration program would include mapping (1:1000) and grid sampling and continued generative work, utilizing enhanced satellite imagery and the acquisition of geophysical data that is available for the area planned.

     5.   Mendoza Project Ownership

     The Mendoza project area properties are held as three applications for cateos comprising 18,000 hectares owned by MASA. Land holding fees and acquisition costs for 1997 are budgeted at $30,000.

F.   Santa Cruz Project Summary

     1.   Santa Cruz Project Location

     MASA's cateos in the province of Santa Cruz are located along the eastern margin of the Andean Cordillera, near the Chilean-Argentine border. Access to the properties varies considerably, and ranges from road access to the periphery of the Bella Vista cateo to mule or helicopter access at Cerro Iwan, Rio Late and San Lorenzo. Topography in this part of the province is rugged with areas of moderate to intense relief, from 500 m to 3,000 m in elevation; a glacier caps the mountain at San Lorenzo. The climate is cool and minor precipitation occurs throughout the year. Vegetation consists of small shrubs, brush and grasses. Water runs throughout the year in the area's larger streams and rivers. There are numerous large lakes in the area.

     2.   Santa Cruz Project Exploration

     Until recently, the province of Santa Cruz was one of Argentina's lesser-explored provinces. The area was included in the Argentine government-United Nations' regional exploration Plan Patagonia-Comahue of the 1970's. In addition, FOMICRUZ, S.E., (Fomento Minero de Santa Cruz, Sociedad del Estado), a government organization created in 1988 to develop and set guidelines for mining and exploration in the province, also completed reconnaissance surveys in the province to delineate areas of interest for mineral reserves.

     The recent discovery of the Cerro Vanguardia epithermal gold deposit in eastern Santa Cruz and the commencement of production at the Fachinal epithermal gold deposit located immediately over the border in Chile, have instigated a flurry of exploration activity in the province.

     The Corporation has expended approximately $160,000 through April 1, 1997, on the Santa Cruz Project. The potential of discovering epithermal or mesothermal precious metal deposits in the province of Santa Cruz is high, attested to by the recent discoveries at Cerro Vanguardia and Fachinal. Phase I work on the Santa Cruz Project consists of preliminary evaluation and/or follow-up mapping and sampling of Corporation properties and a generative, reconnaissance program to identify lands for acquisition. Preliminary evaluation of the Santa Cruz cateos is completed and the Corporation is evaluating the results. A Phase II program of geologic and geophysical surveys, road construction, trenching and 2,000 m of reverse circulation drilling is planned for one or more of the properties shown by Phase I work to have reasonable potential for economic quantities and concentrations of gold and/or copper. Generative reconnaissance exploration to identify lands for acquisition will continue as part of Phase II work.

     3.   Santa Cruz Project Geology

     The Rio Late cateo is underlain by quartz-mica schists of the Paleozoic Rio Lacteo Formation, silicic pyroclastic rocks of the Jurassic El Quemado formation, and granodiorite of the Creteceous-Tertiary San Lorenzo complex (Granodiorita Penitentes). The El Pluma I, El Pluma II, and Cerro Saavedra cateos are underlain by andesitic to rhyolitic pyroclastic rocks of the Jurassic Bahia Laura Group. The Bahia Laura Group rocks host the Cerro Vanguardia epithermal gold deposit and are the target of MASA's generative program in Santa Cruz province.

     4.   Santa Cruz Project Ownership

     The Santa Cruz project area is made up of four applications for cateos totaling 29,332 hectares. The cateos are located in the western half of the province of Santa Cruz.

     All of the cateos are presently controlled 100% by MASA subject to the Degerstrom Agreement and may be subject to a provincial royalty. Holding costs for 1997 are $8,000.

G.   Chubut Project Property Summary

     1.   Chubut Project Location

     A province-wide reconnaissance program is planned for the province of Chubut. Currently, exploration in Chubut province is quite active. The base and precious metal potential of the United Nations prospects are being reevaluated by a number of major mining companies. Several hundred thousand acres of land have been applied for in the province.

The Corporation does not have any cateos in Chubut province at the present time as it abandoned its recent landholdings based on an exploration program completed in 1995 and the first quarter of 1996.

     2.   Chubut Project Exploration

     Until recently, the province has received little exploration. The province was included in the United Nations and Argentina government's Plan Patagonia-Comahue in the 1960's and 1970's. Their work consisted of air photo interpretation to outline areas of potential alteration, followed by regional silt sampling and mapping programs. This campaign succeeded in delineating several prospects that demonstrated weak to moderate base metal anomalies. The samples collected during this period of exploration were not analyzed for their precious metal content. The area remained dormant until the early 1990's, when revisions to Argentina's mining regulations provided more favourable conditions for exploration.

     The Corporation has expended $37,115 through April 1, 1997, on the Chubut Project. The Chubut province hosts potential for precious and base metal mineralization in Jurassic to Cretaceous rocks located on the eastern margin of the Andean Cordillera. Phase I work on the Chubut Project will consist of preliminary evaluation and/or follow-up mapping and sampling of properties controlled by the Corporation and a generative, reconnaissance program to identify lands for acquisition. A Phase II program of geologic and geophysical surveys, road construction, trenching and 2,000 m of reverse circulation drilling is planned for one or more of the properties shown by Phase I work to have reasonable potential for economic quantities and concentrations of gold and/or copper. Generative reconnaissance exploration to identify lands for acquisition will continue as part of Phase II work.

     3.   Chubut Project Geology

     Jurassic-Cretaceous volcanic terranes have been the focus of exploration in the southern Chilean Cordillera over the past decade. These rocks are potential hosts of epithermal gold and gold rich replacement deposits attested to by the discoveries, in Chile, at Fachinal (epithermal Au-Ag) and El Toque (base metal, strata bound replacement deposit with a minor precious metal credit). In Argentina, rocks of the same age and type occur in both Andean and extra-Andean Patagonia which are relatively unexplored.

     Due to their genesis in both arc/subduction and extensional tectonic environments and in their extrusion into both subaerial and submarine depositional environments, the Jurassic-Cretaceous volcanic rocks of Argentine Patagonia are prospective hosts of an array of mineral deposit types including volcanogenic massive sulphides, volcanic and sediment hosted epithermal gold, and mesothermal gold. In addition, potential exists for skarn-type mineralization where subvolcanic intrusions occur in carbonate rocks.

     Work to date consists in the following:

     Cordilleran Region: Evaluation of the north-south-trending belt of intrusion-related gold-copper occurrences. Regional reconnaissance for other styles of gold deposits.

     North Patagonian Massif: Exploration for epithermal gold deposits in Jurassic volcanic terranes. Preliminary evaluation of the region's potential is presently being undertaken.

     4.   Chubut Project Ownership

     The Corporation currently neither owns nor controls land in the province of Chubut.

H.   Rio Negro Project Summary

     1.   Rio Negro Project Location

     A province-wide reconnaissance program is planned for the province of Rio Negro. Two geologic terranes will be explored: The Northern Patagonian Massif and Cordilleran Region.

     The Cordilleran Region encompasses the Andean mountain chain and its eastern foothills and runs from approximately the city of Bariloche in Rio Negro province southward to the border with Chubut. The western-most portions of this mountainous area shared with Chile, consists of a rugged high relief terrain (200-2,500 m) covered extensively by southern beech forests. Eastward, the pre-cordilleran area consists of a basin and range type topography possessing an extremely arid climate. Access to most of the region is excellent, with the exception of the area immediately adjacent to the Chilean border, which is largely roadless and heavily vegetated. The working season generally runs from November to April. A paved highway runs the length of the region and both the Atlantic and Pacific oceans are within a half-day drive. Electric and natural gas lines serve the area. The southern-most passenger train in the world runs from Ingeniero Jacobacci in Rio Negro to Esquel.

     The North Patagonia Massif is a vast region that encompasses a major portion of the southern half of Rio Negro province, east of the Cordillera. Geographically, the region is characterized by a relatively high base level (900 m) above which rise isolated subdued mountain ranges. The climate is dry and cool; vegetation is sparse. The general working season runs from October to May but can be year round in some locations. Vehicular access is generally good. The region possesses an infrastructure of deep water Atlantic ocean ports on its eastern border, a rail road on its northern border, and a system of paved roads around its perimeter.

     2.   Rio Negro Project Exploration

     Some of the areas have had small scale prospecting by individuals. At present, exploration in the province is being done by Pegasus Gold, Rio Tinto Zinc and others who have focused their attention on the area's epithermal gold potential.

     To date, work by the Corporation in the area has been restricted to air-photo interpretation and compilation of geologic data and field evaluation of the following cateos: Cisneros, Puesto Flores, La Horqueta, Paja Alta, La Veranada, Estancia Rio Chico and Arroyo Salado. All were dropped due to negative results. Through April 1, 1997, the Corporation has spent $58,319 on the Rio Negro Project. Geologic potential for epithermal gold mineralization exists in the province of Rio Negro. A regional, Phase I reconnaissance program will be undertaken to generate targets in Rio Negro province. This program would include prospecting, regional mapping and stream sediment sampling. If targets are generated, a Phase II campaign, consisting of geologic studies, mechanical trenching and reverse circulation drilling, would follow. Generative reconnaissance exploration to identify lands for acquisition is projected to continue as part of Phase II work.

     3.   Rio Negro Project Geology

     Three distinct, mostly Mesozoic, volcanic terranes are the target of nearly all gold exploration in the region. These are 1) The Lonco Trapial Formation and equivalents of southernmost central Rio Negro, 2) The Marifil Formation of eastern Rio Negro, and 3) The Los Menucos Formation of south-central Rio Negro.

     The Lonco Trapial Formation is comprised of Jurassic-age intermediate to mafic-pyroclastic rocks with some intercalated sedimentary rocks. Gold is hosted by epithermal quartz veins, stock works, and breccia fillings emplaced within regionally extensive fault zones. Most mineralization is polymetalic, such as that of Mina Angela, an underground mine near Gastre in northern-most central Chubut once mined by Noranda.

     The Marifil Formation is also Jurassic in age, but is comprised almost exclusively of rhyolitic ignimbrite flows and subvolcanic intrusions. Gold is hosted in epithermal quartz veins and silicified zones that may be associated with rhyolite domes and caldera structures. Recent exploration activity is centered in historical flourite, barite, and manganese mining.

     The Los Menucos Formation is older than the above formations, with estimated ages being Permo-Triassic to Triassic-Jurassic. The formation is comprised of extrusive and intrusive silicic quartz porphyries and is loosely correlated with the Choiyoi group rocks that crop out extensively in the cordillera of central Argentina.

     The geology of the cordillera of southern-most Rio Negro provinces is complex. Rocks range in age from Precambrian to Quaternary and consist of an array of igneous, metamorphic, and sedimentary lithologies. Igneous rocks were generated by several overlapping Mesozoic and Tertiary magmatic events. By far the most important host to known gold mineralization is the predominately silicic pyroclastic rocks of the Jurassic Lago La Plata Formation. Potential to host a world class gold deposit is not limited to the Jurassic volcanics. Indeed, Cretaceous volcanic, subvolcanic, and granitic rocks, along with Mesozoic and Paleozoic sedimentary and metasedimentary rocks host known occurrences and have good potential to host future discoveries. Age of hydrothermal mineralization in this region is not well constrained but probably spans the age of Mesozoic and Tertiary magmatic activity.

     4.   Rio Negro Project Ownership

     The Corporation neither owns nor controls land in the province of Rio
Negro.

     Generative work to date consists of the following:

     a) Cordilleran Region: Regional reconnaissance exploration for porphyry gold-copper deposits and volcanic-hosted epithermal gold deposits is presently being conducted.

     b) North Patagonian Massif: Exploration for epithermal gold deposits in Jurassic volcanic terranes. Preliminary field evaluation of the Los Menucos, Valcheta, and Sierra Grande districts was completed in September 1996. Further reconnaissance of these districts was undertaken and is now being evaluated from the 1996/1997 field season.

I.   La Horqueta Project Summary

     1.   La Horqueta Project Location

     The La Horqueta Project is located in central Mendoza province, approximately 200 km south of the city of Mendoza, at latitude 34(degree)36'00"S and longitude 68(degree)55'00"W. Access is provided to the project by paved road from Mendoza to the city of San Rafael, and then by approximately 85 km of paved and gravel roads that pass the Rio Diamante dam. Dirt roads and quebradas provide access to the cateo areas. Topography in the project area is characterized by low relief plateaus that are sharply incised to the river drainages; elevations range from 1,150 m to 1,600 m. Semi-arid type grasses and small plants comprise the local vegetation. The climate consists of hot, dry summers and mild winters, permitting year round exploration. Water flows throughout the year in the major drainages. The city of San Rafael can provide goods and services necessary for exploration.

     2.   La Horqueta Project Exploration

     A number of very small adits and trench-like excavations are present on the La Horqueta cateo which attest to the historical exploitation of narrow fluorite veins. In the 1980's Anglo American visited the area and collected 8 rock samples. Analytical results from these samples included one value of 1.35 g/t Au. The current owner prospected and collected a number of samples at La Horqueta in 1994, the results of which are not locatable. No previous exploration work is known at Cerro Colorado or Los Alamos.

     3.   La Horqueta Project Geology

     The project area is underlain by a Precambrian and Paleozoic sequence of marine sediments and Carboniferous sedimentary and volcanic rocks and pyroclastics in the San Rafael Block.

     Geologic mapping completed by MASA on the La Horqueta cateo has determined that the property straddles the contact between Precambrian La Horqueta Formation metasediments (phyllites and schists) and Carboniferous Lower Imperial Group sediments (feldspathic sandstones, argillites and quartzites), which have a shallow northwesterly dip. A dacitic, quartz-feldspar phyric porphyry stock is exposed in the central property area and has been assigned a Tertiary age, although the stock may be as old as Permian.

     A westerly trending zone of intense alteration and mineralization occurs in the porphyry in the central property area, characterized by light tan to white coloured low lying outcrops. Alteration is clearly evident on a satellite image of the area. The zone measures approximately 400 m x 1,500 m in size and widens to the southwest. The zone is open to the west, where it may continue under talus and the overlying quartzites. Alteration consists of widespread argillic alteration and local zones of (quartz) sericite-pyrite alteration or intense silicification or stock working of quartz veins. Disseminated pyrite mineralization occurs in variable amounts throughout the zone.

     A number of distinct structural trends occur on the property, the most prominent of which are two ring structures that occur in the central property area. East-northeast and northwest trending structures are also prominent features. The zone of alteration and mineralization is controlled by some of these structures and localizes in the area of the ring structures. Anomalous gold mineralization trends westerly along N70(degree)E and N70(degree)W structures and occurs in zones of intense fracturing associated with phyllic alteration and quartz-pyrite veins and stock works.

     4. Summary of Work Completed

     In 1995, the Corporation completed mapping and sampling programs to evaluate the La Horqueta cateo property-wide and a detailed program that focused on the central area. Over 300 rock chip and stream sediment samples were collected property-wide. Detailed mapping was completed at 1:2500 scale in the central cateo area and soil sampling was completed at 50 m stations on lines spaced at 100 m intervals over a 2 km by 2 km grid. Results of soil samples outline a zone of anomalous gold values (greater than 20 ppb Au) that coincides with the altered porphyry intrusive. Rock chip sample results also returned many anomalous gold values (greater than 500 ppb Au) in the same area. Elevated silver and arsenic values occur in the central property area. The following table details significant rock chip sample results.

     In July 1996, a campaign of detailed structural mapping, induced polarization and ground magnetic geophysical surveys and mechanical trenching was completed. Ground magnetic and gradient array induced polarization surveys were completed over 45 line kilometres of grid in the central area and dipole-dipole induced polarization was conducted in areas of gradient array anomalies. Preliminary field data indicates the presence of two chargeability anomalies and two chargeability-resistivity anomalies, each of which is at least 1 km x 0.2 km in size. Two of the anomalies extend beyond the limits of the grid surveyed. Three km of road access and 1.2 km of trenching were completed in the central basin area between geophysical anomalies. A total of 557 five-metre continuous chip samples were collected from the six trenches and road cuts. An additional 137 rock chip samples were collected property-wide. Trench and road cut samples returned anomalous gold values of 1.51 g/t Au over 25 m, 35 m of
0.40 g/t Au and 0.41 g/t Au over 20 m.

     In late 1996, a 17-hole reverse-circulation reconnaissance drilling program totalling 2,260 metres tested portions of the 1500 x 400 metre altered zone with coincident geophysical and geochemical anomalies.

     As of April 1, 1997 the Corporation had expended $984,494 on the property. The Corporation continues to be optimistic about the potential for finding a commercial ore deposit at La Horqueta. The Corporation's work plan for La Horqueta includes a Phase I program of geophysical (dipole-dipole IP) and geologic studies to further assess the porphyry copper potential at La Horqueta. A Phase II program, contingent upon positive results from Phase I would consist of additional geologic studies and a 2,500 m program of diamond drilling.

     5.   La Horqueta Project Ownership

     The La Horqueta project comprises 23,296 Ha in three property packages as follows.

     a) Three cateos and three manifestations of discovery ("MD"), which lie within the La Horqueta cateo. MASA currently holds the La Horqueta cateo under an option-to-purchase agreement with Carlos Giustozzi of Mendoza. MASA can earn a 100% interest in the cateo by making cash payments totalling $1.8 million by May 25, 1999. Payments totalling $314,500 must be made over the first four years, $52,500 has been paid to date and a further $45,000 is due over the next year. The property is subject to a 1% net smelter return royalty, payable to the owner, and the Province of Mendoza has waived its right to a provincial royalty.

     b) Two applications for cateos, Cerro Colorado and Los Alamos (15,880 Ha), are owned by NADSA.

     c) One cateo of 3,350 hectares is held by MASA under an agreement with Mr. Izuel of San Rafael, Mendoza. The agreement calls for quarterly payments over four years totalling $300,000 with a final purchase price of $1,500,000. The $300,000 payments are to be deducted from the $1,500,000 price and $1,200,000 of the price will be deducted from the royalties paid to the owner. The royalty payable to the owner is 3.5% less any royalty payable to the province with a maximum of 1% net smelter royalty to the owner.

J.   Arroyo Nuevo Project Summary

     1.   Arroyo Nuevo Project Location

     The Arroyo Nuevo Project is located 35 km west of the town of Chos Malal, in northwest Neuquen Province at latitude 37(degree)17'00"S, longitude 70(degree)40'00"W. Good road access is provided to the property area by a combination of paved highway and gravel road. Local topography is of moderate relief with elevation ranges from 900 m to 2,100 m. A moderate, semi-arid climate permits year round exploration. Water is abundant and runs throughout the year in the Rio Neuquen. Vegetation is minimal.

     2.   Arroyo Nuevo Project Exploration

     At the turn of the century, placer gold mining operations were working drainages in the project area and numerous small trenches and old workings attest to the historical exploitation of narrow, polymetallic veins. At Arroyo Nuevo, a small barite mine has been in operation since the 1970's. Between 1993 and 1995, Placer Dome completed an exploration program over a large area of reserve land leased from CORMINE S.E.P. that included the Arroyo Nuevo project area.

     3.   Arroyo Nuevo Project Geology

     The area is underlain by a sequence of gently dipping Jurassic volcano-sedimentary rocks intruded by small stocks of Cretaceous-Tertiary porphyritic dacite. Tertiary andesite and basalt flows cap the sequence. Jurassic rocks include tuffaceous sandstone, pyroclastic tuff breccias, quartzite, shale and carbonate rocks. Steeply dipping, northeast trending faults and structures predominate in the property area. In the mine area, flat lying barite veins to 5 m in thickness occur along bedding-parallel faults within a large zone of weakly silicified and pyritized sedimentary rocks. Carbonate rocks are locally jasperoidal.

     4.   Summary of Work Completed

     In 1994, MASA investigated the Arroyo Nuevo project area in a regional reconnaissance program. Anomalous gold and silver values were returned from the rock samples collected and an exploration program was initiated to follow up the results. The program focused on the barite mine area and included 1:1250 scale mapping, rock chip sampling and soil sampling over the carbonate-jasperoid unit. A total of 27 rock chip and 67 soil samples were collected.

     Results of the program outlined a zone of jasperoid in carbonate rocks over 1,000 m along strike, with a strong multi-element (Au, Ag, Zn, As) soil anomaly. Gold values in soil samples range from 14 ppb to 485 ppb Au. Several jasperoid rock samples returned significant gold assays, including values of 3.0 g/t and
9.0 g/t Au. A sample collected from Agua Mallin drainage returned a gold value of 291.4 g/t.

     In addition to the work completed by MASA, drainages in the Arroyo Nuevo project area were sampled in a regional program conducted by previous operators (Placer Dome), the data of which was published by CORMINE. A total of 54 stream sediment and bulk extractable leached gold ("BLEG") samples were collected. Results indicate the drainages influenced by the northwest and southeast property area are highly anomalous in gold and returned values to 1,860 ppb Au in stream sediment and 284 ppb Au in BLEG samples.

     In 1996, 57 additional rock samples collected by the Corporation in the barite mine area included jasperoid rocks along silicified, northeast-trending structures. Anomalous gold values were between 60 and 249 ppb.

     In Arroyo Agua Mallin, rock samples contained gold values between 414 and 748 ppb. One sample collected from a dump in this area assayed 2.3 oz/ton gold.

     As of April 1, 1997 the Corporation has expended approximately $148,797 on the property. The Arroyo Nuevo Project hosts a Carlin-type gold target. Preliminary work at Arroyo Nuevo has demonstrated that gold mineralization occurs on the property in a Carlin-type environment. Phase I exploration will include data compilation, satellite image analysis and the establishment of a grid over the entire property for mapping (1:2500, 1:1000), soil sampling and geophysical surveys. Phase II of exploration is projected to consist of mechanical trenching, road building and 2,000 m of reverse circulation drilling and is contingent upon Phase I work demonstrating a reasonable potential for economic quantities and concentrations of gold and/or copper on the property.

     5.   Arroyo Nuevo Project Ownership

     The Arroyo Nuevo project comprises a total of 4,958 Ha under two titles; Cura Mallin, a provincial mineral reserve leased from CORMINE S.E.P.(Corporacion Minera del Neuquen, Sociedad del Estado Provincial) and 13 minas held under a option-to-purchase agreement with Sapag Hermanos S.A. of the city of Zapala. Details pertinent to the project properties are outlined below. Neuquen Province has waived its right to a net smelter return royalty.

     a)   Provincial Mining Reserve

     The Cura Mallin reserve area comprises 4,700 Ha, acquired in 1997 under an exploration contract, with a mining option, from CORMINE S.E.P. The contract requires MASA to make monthly exploration payments of $0.40 per hectare, cash payments of $205,000 and a total of $1,075,000 in work expenditures over four years. A 2% net smelter return royalty is payable to CORMINE upon production. Cash payments to CORMINE are considered advance royalty payments. Payments of $37,560 are due over the next year.

     b)   Sapag Option

         On September 30, 1996, MASA entered an option-to-purchase agreement with Sapag Hnos S.A. on 13 minas that comprise 258 Ha within the Cura Mallin Reserve Area. MASA can earn 100% interest in the minas by making quarterly payments totalling $350,000 over four years with a final purchase price of $2,000,000. These payments are considered advance royalty payments. The agreement is subject to a 2% net smelter return royalty.
Annual holding costs for the minas total $2380.

K.   Los Bueyes Project Summary

     1.   Los Bueyes Project Location

     The Los Bueyes Project is located 250 km northwest of the city of Neuquen in Norquin department at 70(degree)24'W and 37(degree)43'S. Elevations range from 1,300 to 2,248 metres above sea level. The property can be accessed, by mule, throughout the year. Vegetation consists of grass and desert scrub.

     2.   Los Bueyes Project Previous Exploration

     Stream sediment, soil and rock chip geochemical sampling and geologic mapping have been completed by MASA at Los Bueyes. Numerous stream sediment samples from drainages at Los Bueyes are anomalous in gold (up to 1,036 ppb) and soil samples range up to 145 ppb gold. Results of the soil surveys show a 200 m by 200 m zone anomalous in copper at the 100 ppm level with values up to 14,240 ppm copper.

     A Phase I program of geologic studies and dipole-dipole induced polarization is planned for Los Bueyes in order to further assess the porphyry copper potential of the property. A Phase II program, contingent upon positive results of Phase I work, would consist of road building, reconnaissance reverse circulation drilling (2,000 m) and geologic studies. The Los Bueyes project may be offered for joint venture in the short term.

     3.   Los Bueyes Project Geology

     The Los Bueyes Project area is underlain by a thick section of Mesozoic sediments intruded by Tertiary porphyritic sill and dykes. Hydrothermal alteration/mineralization occurs over 2.5 square kilometre zone of highly fractured, pyritized, silicified, and argillized feldspathic sandstones. Barite veins also occur in the region. Jasperoid bodies within altered sandstone are some of the most strongly mineralized samples (Au up to 65 ppb, Cu up to 0.15%, Zn up to 1,200 ppm, and As up to 9,000 ppm). Stream sediment sampling on a portion of the property have anomalous concentrations of Cu, Zn, As, and Sb. The main target on this project is an unexposed porphyry copper target.

     4.   Los Bueyes Project Ownership

     The Los Bueyes project consists of two manifestations of discovery controlled by MASA. Up to 1,000 Ha. can be claimed with a manifestation. Maintenance costs are currently $160 per year.

L.   Northwest Argentina Project Summary

     1.   Northwest Argentina Project Location

     The Northwest Argentina Project includes the provinces of La Rioja, Catamarca, Salta, Jujuy and Tucuman. Located in northwestern Argentina these provinces cover a variety of physiographic and geologic terrains ranging from the high desert of the Puna region of Jujuy and Salta to the principal cordillera of La Rioja. The region has a moderately good road access in the east and a poorly developed network of roads in the more mountainous west. Work can be conducted all year except at extreme elevations.

     2.   Northwest Argentina Project Exploration

     Long a target for exploration, the region has received renewed interest in recent years with the development of the Bajo de la Alumbrera copper-gold deposit and the delineation of a significant copper-gold-molybdenum resource at Agua Rica in Catamarca province, and the discovery of new porphyry copper targets at Taca Taca and Cerro Samenta in Salta province. Additionally, the frontier region of Catamarca and La Rioja provinces shares a similar geologic and metallogenic environment with Chile's Maricunga gold belt which hosts over 10 million ounces of gold.

     Phase I exploration in this region will consist of generative reconnaissance exploration, satellite image analysis and evaluation of airborne geophysical data and property submittals. Phase II exploration is contingent upon the recognition and availability for acquisition and subsequent exploration of lands demonstrating reasonable indications of potentially economic quantities and concentrations of gold and/or copper.

     3.   Northwest Argentina Project Geology

     The westernmost geologic terrane, extending from northeastern Salta to western La Rioja consists of the Andean Cordillera (up to 100 km wide), the crest of which forms the physiographic divide with Chile. This mountain range, formed by magmatism and uplift along a convergent plate margin since Jurassic time, is product of subduction of the Nazca plate beneath the South American continent. Igneous rocks of Permian to Triassic age form the basement of this mountain chain. Average elevation of the Andean Cordillera is 4,600 m.

     To the east of the Andean Cordillera is the Puna, the southern continuation of the Bolivian Altiplano. The Puna is a coherent basement block studded with active volcanoes. The plateau (average 4,000 m in elevation) is dissected by young faults that form numerous closed basins and low mountain ranges with 300 to 400 m relief.

     The Pre Cordillera flanks the Puna to the east and is a belt about 250 km wide that underwent large-scale tectonic compression since the Jurassic, and was subsequently modified by extension since mid-Miocene. Locally it is similar to the Basin and Range extensional regime in the western United States. Extension-related Cenozoic volcanism is manifested as numerous calc-alkaline to alkaline volcanic centers, such as Cerro Galan and Cerro Bonete.

     To the east of the Pre Cordillera in Tucuman are the Pampean and Transpampean ranges. These ranges are almost entirely composed of Precambrian and Paleozoic granitic and metamorphic rocks, sparsely covered by Paleozoic and Triassic continental sedimentary rocks. Uplift along Laramide-style high angle reverse faults formed these mountains. The terrane has been extended an undetermined amount, and may contain metamorphic core complexes. The Pampean ranges degrade topographically to the east and south into Argentine Pampa.

     4.   Northwest Argentina Project Ownership

     The Corporation neither currently owns nor controls land in the project area.

Planned Exploration and Development Program - Summary

     The Corporation's exploration programs are divided into two stages for each project: Phase I, and Phase II. Phase II exploration is dependant on the results of prior Phase I exploration. Land and option payments are contingent on continued interest in the properties, or, in the case of generative exploration, on the availability of properties judged suitable for acquisition. Reconnaissance and detailed exploration typically consist of geological mapping and geochemical sampling programs that generally consist of rock, soil, and stream sediment sampling. Geophysical surveys may be used to further define targets when it appears that trenching and drilling are warranted. In the event exploration projects do not warrant detailed exploration, excess funds remaining may be allocated to other projects on a priority basis. In addition, no more than approximately 50% of the Corporation's projects will reach the drilling stage of exploration.

     Factors outside the control of the Corporation which may affect the timing of the work program are weather conditions, lack of adequately trained personnel, unavailability of drill equipment and supplies, delays caused by regulatory authorities regarding land ownership or environmental issues. In addition, projects may be dropped before they reach the trenching and drilling stage of exploration if they do not meet the Corporation's exploration criteria.

     The planned expenditures on the Corporation's properties and projects, phased as discussed above, are summarized as follows:

     PROJECT                      PHASE ONE                                     PHASE TWO

                    Exploration        Land        Total         Exploration         Land          Total
Santa Clara            $137,500     $42,280     $179,780            $500,000     $125,000       $625,000

Pino                    102,416      16,007      118,423             250,000       17,255        267,255
Andino

San Juan                275,000      50,000      325,000             350,000       50,000        400,000

Agua                    500,000     180,000      680,000           1,000,000      240,000      1,240,000
Blanca

Mendoza                  75,000      30,000      105,000             350,000       75,000        425,000

Santa Cruz               75,000      30,000      105,000             350,000       75,000        425,000

Chubut                  175,000      25,000        200,000           350,000       50,000         400,000

Rio Negro               175,000      25,000        200,000           350,000       50,000         400,000

La                      100,000      45,000        145,000           500,000       87,500         587,500
Horqueta

A. Nuevo                130,000      11,280        141,280           300,000       73,560         373,560

Los Bueyes              100,000      20,000        120,000           250,000            0         250,000

Los                      35,000      25,000         60,000           350,000       35,000         385,000
Reyunos

NW Arg                  200,000      50,000        250,000           200,000      100,000         300,000

TOTAL                $2,044,916    $524,267     $2,569,483        $4,750,000     $943,315      $6,398,315

     The Phase I work summarized above is planned to be completed by May 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Plan of Operations." All budgets include amounts for property maintenance, and, in the case of projects with a generative component, amounts for property acquisition.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership, as of September 11, 1997 of the Common Shares by (i) each person known by the Corporation to own beneficially more than 5% of the Common Shares,
(ii) each director of the Corporation, (iii) the Chief Executive Officer and each other officer named in the Summary Compensation Table and (iv) all directors and executive officers as a group. Except as otherwise noted, the Corporation believes the persons listed below have sole investment and voting power with respect to the Common Shares owned by them.

                                                      Shares
                                                 Beneficially                  Percentage of
Name and Address                                    Owned (1)              Common Shares (1)
----------------                                    ---------              -----------------
Named Executive Officers and Directors

Allen Ambrose                                     429,900 (2)                          2.25%
3303 North Sullivan Road
Spokane, WA 99216

Armand Hansen                                     296,000 (3)                          1.55
3303 North Sullivan Road
Spokane, WA 99216

John Johnson Crabb                                150,000 (3)                          0.78
3303 North Sullivan Road
Spokane, WA 99216

Brian Gavin                                       435,400 (2)                          2.27
3303 North Sullivan Road
Spokane, WA 99216

A.D. (Darryl) Drummond                            100,000 (4)                          0.52
3303 North Sullivan Road
Spokane, WA 99216

Bonnie L. Kuhn                                     61,000 (5)                          0.32
1600 Canada Place
407 - 2nd Street S.W.
Calgary, Alberta
T2P 2Y3

Allan J. Marter                                   100,000 (4)                          0.52
4828 W. Fair Place
Littleton, CO 80123

5% or Greater Shareholders

Neal A. and Joan L. Degerstrom                  5,000,000 (6)(7)                      26.12
3303 North Sullivan Road
Spokane, WA 99216

                                       51

Cominco Ltd.                                    1,315,791 (8)(9)                       6.87
120 Adelaide St. W., Suite 2200
Toronto, Ontario
M5H 1T1

All directors and
  executive officers
  as a group (8 persons)                        1,572,300                              8.21

-------------------

Notes:

(1) Shares which the person or group has the right to acquire within 60 days after May 8, 1997 are deemed to be outstanding in determining the beneficial ownership of he person or group and in calculating the percentage ownership of the person or group, but are not deemed to be outstanding as to any other person or group.

(2) Includes stock options entitling the holder to acquire 50,000 shares upon payment of Cdn $1.44, 110,000 shares upon payment of Cdn $2.18, or 80,000 shares upon payment of Cdn $2.00.

(3) Includes stock options entitling the holder to acquire 20,000 shares upon payment of Cdn $1.44, 60,000 shares upon payment of Cdn $2.18, or 40,000 shares upon payment of Cdn $2.00.

(4) Includes stock options entitling the holder to acquire 60,000 shares upon payment of Cdn $2.18, or 40,000 shares upon payment of Cdn $2.00.

(5) Includes stock options entitling the holder to acquire 60,000 shares upon payment of Cdn $1.73.

(6) The Common Shares are owned beneficially by Mr. and Mrs. Degerstrom by virtue of their combined majority control of the record owner, N.A.
     Degerstrom, Inc.

(7) Does not include 1,213,409 Common Shares reserved for issuance to Degerstrom upon the satisfaction of certain performance criteria. See
     "Description of Properties - the Degerstrom Agreement."

(8) Includes 438,597 Common Shares reserved for issuance to Cominco upon the exercise of the Cominco Warrants at a price of Cdn $3.98. See " Description of Securities."

(9)  The Chairman of the Board of Cominco Ltd. is Norman B. Keevil and the
     President and Chief Executive Officer is David A. Thompson. Cominco. Ltd.
     is a public corporation.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
            PERSONS

     Information with respect to the directors, executive officers and significant employees of the Corporation is set forth below.

       Name                     Age        Positions Held
       ----                     ---        --------------

Allen Ambrose                   40         President and Director

Brian Gavin                     43         Vice-President of Exploration and
                                           Director of MASA

Allan J. Marter                 49         Chief Financial Officer and Director

Jorge Vargas                    55         Director and President of MASA &
                                           NADSA

Armand Hansen                   60         Director

John Johnson Crabb              70         Director

A.D. (Darryl) Drummond          59         Director

Bonnie L. Kuhn                  31         Director

     Allen Ambrose has been President and a Director of the Corporation since November 1995. Mr. Ambrose also serves as an Exploration Manager/Geologist for Degerstrom. He has 17 years of experience in the mining industry including extensive experience in all phases of exploration, project evaluation and project management. He has worked as a geologist consultant in the U.S., Venezuela and most recently Argentina. He holds a B.Sc. degree in Geology from Eastern Washington University. Mr. Ambrose also is a member of the board of directors of Cadre Resources Ltd., a company with mining interests in Venezuela.

     Brian Gavin has been the Vice President of Exploration and a director of MASA since 1994. He has 17 years of experience in exploration geology, including experience in all phases of exploration, project evaluation and project management. Mr. Gavin has worked in the field as project manager and consultant in the U.S., Mexico, Nigeria and most recently, in Argentina. He holds a B. Sc. (Honours) degree in Geology from the University of London and an M.S. degree in Geology and Geophysics from the University of Missouri. From 1991 to 1994, he was a consultant with Ernst K. Lehman & Associates, which is a geological mining consulting firm. Since 1994, he also has been employed by Degerstrom.

     Allan J. Marter has been Chief Financial Officer and director of the Corporation since June 1997. Mr. Marter has been a financial advisor in the mining industry and Principal of Waiata Resources, from April 1996 to present and has provided financial advisory services to the Corporation since April 30, 1996. Mr. Marter is a finance professional with 20 years of experience in the mining industry. From 1992 through 1996 he was employed as a director of Endeavor Financial Inc., a mining financial advisory firm. Mr. Marter also serves as a Director of Addwest Minerals International, Ltd.

     Jorge Vargas has been the President and a director of NADSA and MASA since July 1994 and September 1994, respectively. Mr. Vargas received his law degree in 1967 from the National University of Buenos Aires, Argentina, and has been in private practice since 1967. Mr. Vargas also studied mining law at the Law Faculty of the University of Mendoza and was on the organizing committee of the First International Water Rights Conference in Mendoza in 1968. Mr. Vargas is a registered attorney in the provinces of Mendoza and San Juan, and at the Federal level in Argentina.

     Armand Hansen has been a director of the Corporation since November 1995. Mr Hansen has served as Vice-President of Operations for Mining Contracting for Degerstrom for the past 15 years. His responsibilities include managing 350 employees at various job sites throughout the U.S. and Latin America. Mr. Hansen has also served as Vice-President and a director of Aresco Inc., a manufacturing company conducting speciality fabrication of mining equipment since 1989.

     John Johnson Crabb has been a director of the Corporation since November 1995. From 1985 to November 1995 Mr. Crabb served as a mining executive and geologist for and as a director of Inland Resources, Inc. From April 1995 to March 1996 Mr. Crabb was a director of Cadre Resources Ltd. Mr Crabb was also a director of Pegasus Gold Inc. from 1984 until 1991. Mr. Crabb graduated from the University of British Columbia in 1951 with an M.Sc. in Geology.

     A.D. (Darryl) Drummond has been a director of the Corporation since June 1996. Since 1981 Dr. Drummond has been a principal and President of D.D.H. Geomanagement, a mineral exploration firm concentrating on all aspects of mineral deposit evaluation covering precious metal, base metal and industrial mineral types in such countries as Argentina, Canada, Chile, China, Costa Rica, Ecuador, Guyana, Mexico, Philippines, the U.S. and Venezuela. Dr. Drummond has also served as a director of The Quinto Mining Corporation since September 1996, of International All-North Resources Ltd. since July 1996, of All- North Resources Ltd. from May 1995 to July 1996, and of Cadre Resources Ltd. from November 1994 to February 1995. Dr. Drummond graduated from the University of British Columbia with a B.A.Sc. in Geological Engineering in 1959 and with an M.A.Sc. in 1961. He obtained his Ph.D. in 1966 from the University of California at Berkeley. He is a member of the Society of Economic Geology and a member of the Geology Section of the Canadian Institute of Mining and Metallurgy.

     Bonnie L. Kuhn has been a director of the Corporation since June 1997. She has been a solicitor with the firm Ogilvie and Company, Barristers and Solicitors, Calgary, Alberta, since January 1994. From August 1993 to December 1994 Ms. Kuhn was a Crown prosecutor with the Government of Alberta, Department of Justice. From July 1990 to June 1993, Ms. Kuhn was an associate with Howard, Mackie, Barristers and Solicitors. Ms. Kuhn is a member of the Law Society of Alberta and the Canadian Bar Association. She obtained her LLB from the University of Manitoba in 1989. Ms. Kuhn currently practices law in the areas of natural resources, corporate and commercial and securities laws.

     The Corporation has six directors, three of whom are executive officers. Directors serve terms of one year or until their successors are elected or appointed. No remuneration of any kind has been paid to any director, in his capacity as such, and there is no intention that they will be remunerated in that capacity in the immediate future. Expenses incurred by directors in connection with their activities on behalf of the Corporation are reimbursed by the Corporation.

ITEM 6.     EXECUTIVE COMPENSATION

     Summary of Executive Compensation. The following table sets forth compensation paid, directly or indirectly, by Minera Andes in each of the last two years for services rendered by Allen Ambrose, President, and for services rendered by each other executive officer whose compensation in the most recent fiscal year was $100,000 or more ("Named Executives").

                                 Summary Compensation Table

                                                                          Long Term
                                       Annual Compensation               Compensation
                                    --------------------------      ---------------------
                                                  Other Annual
                  Fiscal             Salary       Compensation      Securities Underlying
                   Year                ($)             ($)            Options/SARs (#)
                  ------             ------       ------------      ---------------------
Allen Ambrose(1)   1996              70,503       9,464 (1)(2)              160,000

Brian Gavin(1)     1996             129,553      13,625 (1)(3)              160,000

--------------

Notes:

(1) Allen Ambrose and Brian Gavin, as employees of Degerstrom, provided services under the Operating Agreement (See "Description of the Business") which services were invoiced to the Corporation under the Operating
     Agreement.

                                       55

(2)  During the 1996 fiscal year, the following benefits were provided to Mr.
     Ambrose by Degerstrom and invoiced to the Corporation:
         401K Base                     3,813
         401K Match                    1,271
         Medical Insurance             4,380

(3)  During the 1996 fiscal year, the following benefits were provided to Mr.
     Gavin by Degerstrom and invoiced to the Corporation:
         401K Base                     6,934
         401K Match                    2,311
         Medical Insurance             4,380

     Stock Options Granted in 1996. The following table sets forth certain information concerning individual stock options granted to the Named Executives during the year ended December 31, 1996.

                    Option Grants in the Last Fiscal Year (1)

                                  Percentage of
                                  Total Options
                                    Number of           Granted to      Exercise
                              Securities Underlying    Employees in      Price          Expiration
                               Options Granted (#)     Fiscal Year     (Cdn $/Sh)          Date
                              ---------------------    ------------    ----------    -----------------
Allen Ambrose....................... 50,000                5.6%           $1.44      January 10, 1998

                                    110,000               12.3%           $2.18      August 16, 1999

Brian Gavin......................... 50,000                5.6%           $1.44      January 10, 1998

                                    110,000               12.3%           $2.18      August 16, 1999
--------------

Notes:

(1)  The options granted to Mr. Ambrose and Mr. Gavin to purchase shares at Cdn
     $1.44 per share vested as follows: a) 50% vested 60 days from the date of the grant; and (b) 50% vested 120 days from the date of the grant. The options granted to Mr. Ambrose and Mr. Gavin to purchase shares at Cdn
     $2.18 per share vested immediately on grant.

     Aggregated Option Exercises. The following table sets forth certain information concerning the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1996. Also reported are values of "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Corporation's Common Shares as of December 31, 1996.

                          Fiscal Year-End Option Values

                                              Number of                         Value of Unexercised
                                         Unexercised Options                    In-the-Money Options
                                        at Fiscal Year-End (#)               at Fiscal Year-End ($)(1)(2)
                                   --------------------------------       ----------------------------------
                                   Exercisable        Unexercisable       Exercisable          Unexercisable
                                   -----------        -------------       -----------          -------------
Allen Ambrose .....................  160,000                0             $ 76,066.00               $0
Brian Gavin........................  160,000                0             $ 76,066.00               $0

--------------

Notes:

(1) The value of unexercised in-the-money options was calculated using the closing price of common shares on The Alberta Stock Exchange on December
     31, 1996, less the exercise price of in-the-money stock options. On
     December 31, 1996 the closing price of the Common Shares on the Alberta
     Stock Exchange was Cdn $2.60.

(2) The currency exchange rate applied in calculating the value of unexercised in-the- money options was the late New York trading rate of exchange for December 31, 1996 as reported by the Wall Street Journal for conversion of United States dollars into Canadian dollars was U.S. $1.00 = Cdn $1.37 or
     Cdn $1.00 = U.S. $0.73.

Stock Option Plan

     The Board of Directors has adopted a stock option plan (the "Plan") which was approved with amendments by the shareholders of the Corporation at the Annual and Special Meeting of Shareholders held on June 26, 1996. The purpose of the Plan is to afford the persons who provide services to the Corporation or any of its subsidiaries or affiliates, whether directors, officers or employees of the Corporation or its subsidiaries or affiliates, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares of the Corporation and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with the Corporation. Under the terms of the Plan, the board of directors has full authority to administer the Plan in accordance with the terms of the Plan and at any time amend or revise the terms of the Plan provided, however, that no amendment or revision shall alter the terms of options already granted. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan shall not exceed 10% of the Corporation's issued and outstanding Common Shares up to a maximum of 2,000,000 shares. No participant may be granted an option under the Plan which exceeds the number of shares permitted to be granted pursuant to rules or policies of any stock exchange on which the Common Shares is then listed.

     Under the Plan, the exercise price of the shares covered by each option shall be determined by the directors and shall be not less than the closing price of the Corporation's shares on the stock exchange or stock exchanges on which the shares are listed on the last trading day immediately preceding the day on which the stock exchange is notified of the proposed issuance of option, less any discounts permitted by the policy or policies of such stock exchange or stock exchanges. If an option is granted within six months of a public distribution of the Corporation's shares by way of prospectus, then the minimum exercise price of such option shall, if the policy of such stock exchange or stock exchanges requires, be the greater of the price determined pursuant to the provisions of the Plan and the price per share paid by the investing public for shares of the Corporation acquired by the public during such public distribution, determined in accordance with the policy of such stock exchange or stock exchanges. Options granted under the Plan will not be transferable and, if they are not exercised, will expire one (1) year following the date the optionee ceases to be director, officer, employee or consultant of the Corporation by reason of death, or ninety (90) days after ceasing to be a director, officer, employee or consultant of the Corporation for any reason other than death.

     As of September 12, 1997, an aggregate of 1,501,000 stock options had been granted under the Plan. To date, 75,000 options granted under the Plan have been exercised at an exercise price of Cdn $1.44 per share.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Corporation, MASA, NADSA and Degerstrom are party to an Operating Agreement whereby Degerstrom operates and manages the exploration program relating to the Corporation Claims in return for a management fee and certain other consideration. See "Description of Properties - The Degerstrom Agreement."

     Allen Ambrose and Brian Gavin both serve as employees of Degerstrom and receive all of their compensation for management services provided to the Corporation under the Operating Agreement from Degerstrom. Neither Mr. Ambrose nor Mr. Gavin perform any services as employees of Degerstrom other than in their capacities as President and Vice President of Exploration of the Corporation respectively. All of the compensation paid to Messrs. Ambrose and Gavin has been invoiced back to the Corporation by Degerstrom. See "Description of the Business - Operating Structure" and "Executive Compensation."

     In 1996 the Corporation entered into a Debt Restructuring Agreement with Degerstrom in connection with the issuance of Common Shares to Degerstrom in a private placement. From June 30, 1994 through March 31, 1995, Degerstrom had spent approximately $1,505,000 on Argentinean exploration on the Corporation's behalf. Under the terms of a Debt Restructuring Agreement dated January 11, 1996, as amended on May 13, 1996, the Corporation agreed to repay the sum plus interest. On January 11, 1996, the Corporation and Degerstrom also entered into a subscription agreement whereby Degerstrom subscribed for 500,000 units of the Corporation at a price of Cdn $1.44 per unit.

Each unit consisted of one share of the Corporation's Common Shares and a warrant to purchase an additional share at a price of Cdn $1.75. On July 8, 1996, Degerstrom received 500,000 units from the Corporation and exercised the 500,000 warrants. The funds received from Degerstrom pursuant to the subscription and the exercise of the warrants were used to retire the debt outstanding under the Debt Restructuring Agreement.

ITEM 8.     DESCRIPTION OF SECURITIES

     The authorized capital stock of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of June 13, 1997, there were 19,141,050 Common Shares issued and outstanding. No Preferred Shares are issued and outstanding.

Common Shares

     The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each share held (except at meetings at which only the holders of another class of shares are entitled to vote). The directors may from time to time declare a dividend and the Corporation shall pay the dividend out of the money of the Corporation properly applicable to the payment of the dividend. Such dividend payment is subject to the rights, privileges, restrictions and conditions attached to any Preferred Shares of the Corporation. The holders of the Common Shares are entitled to share equally in the distribution of the assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation or upon any distribution of the assets of the Corporation among its shareholders, subject to the rights, privileges, restrictions and conditions attached to any Preferred Shares of the Corporation.

Preferred Shares

     Preferred Shares may be issued from time to time in one or more series. The designation, rights, privileges, restrictions and conditions including, but not limited to, the voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment therefore, the terms and conditions of redemptions, purchase and conversion if any, and any sinking funds or other provisions shall be determined by the resolution of the directors in their sole discretion, except as required by law. The Preferred Shares rank prior to the Common Shares with respect to distribution in the event of liquidation, dissolution or winding-up of the Corporation.

Warrants

Cominco Warrants

     In connection with the 1996 Cominco Private Placement, the Corporation issued to Cominco 877,194 Warrants to purchase Common Shares (the "Cominco Warrants"). Two

Cominco Warrants entitle Cominco to acquire one Common Share at any time on or before May 10, 1997, at an exercise price of Cdn $3.98 per share. The Corporation and Cominco subsequently agreed to extend the date for exercise of the Cominco Warrants to May 10, 1998. The Cominco Warrants contain anti-dilution provisions which provide that in the event of any subdivision, consolidation, reclassification of the Common Shares or in the event of the amalgamation, merger or other business combination of the Corporation with another company, a proportionate adjustment or change will be made in the number and kind of securities issuable on the exercise of the Cominco Warrants. The Cominco Warrants are non assignable and non transferable.

Placement Warrants

     In connection with a 1996 special warrant placement, the Corporation issued to investors and financial advisors 3,710,901 warrants to purchase Common Shares ("Placement Warrants"). Two Placement Warrants entitle the holder to acquire one Common Share at an exercise price of Cdn $2.50 per share if exercised on or before December 13, 1997, or at an exercise price of Cdn $2.88 per share if exercised after December 13, 1977 but on or before December 13, 1998. In the event of any subdivision, consolidation or reclassification of the Common Share or in the event of the amalgamation, merger, capital reorganization, or other business combination of the Corporation with another company, a proportionate adjustment or change will be made in the number and kind of securities issuable on the exercise of the Warrants.

Transfer Agent and Registrar

     The Registrar and Transfer Agent for the Common Shares is the Montreal Trust Company of Canada.

                                     PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
            COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Corporation's Common Shares are traded on The Alberta Stock Exchange ("ASE") under the trading symbol MAI. The closing trading price for the Common Shares on June 13, 1997, was Cdn $2.20. The high and low closing bid prices for the Common Shares reported by The Alberta Stock Exchange for the period from the date the stock was first listed on the ASE, December 20, 1995 and for the quarters during 1996 and for the first two quarters of the current fiscal year are set forth in the table below.

         Quarter                                   High (Cdn $)      Low (Cdn $)
December 20, 1995 - December 31, 1995                 1.55             1.30

January - March 1996                                  3.15             1.35

April - June 1996                                     3.75             2.45

July - September 1996                                 2.90             1.90

October - December 1996                               2.95             1.75

January - March 1997                                  3.40             2.06

April - June 1997                                     3.30             2.00

July through September 11, 1997                       2.60             2.00

     As of June 13, 1997 there were approximately 140 holders of Common Shares of the Corporation. No dividends have ever been paid on the Common Shares of the Corporation, and the Corporation intends to retain its earnings for use in the business and does not expect to pay dividends in the foreseeable future.

ITEM 2.     LEGAL PROCEEDINGS

     The Corporation is not currently aware of any material legal proceeding, actual, contemplated or threatened, to which the Corporation is party or of which any of its property is the subject.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     On recommendation of the Board of Directors and by resolution of the Shareholders of the Corporation, dated June 19, 1997, the Corporation replaced its auditors, MacKay & Partners, Chartered Accountants, of Vancouver, British Columbia, with Coopers & Lybrand, L.L.P., of Spokane, Washington, effective until the next annual general meeting of the Shareholders of the Corporation or until a successor is appointed. There have been no disagreements, or unresolved issues on any matter of accounting principles or practices, financial statements, disclosure or auditing scope or procedure during the period in which MacKay & Partners have been auditing the financial statements of the Corporation. MacKay & Partners were initially appointed auditors of the Corporation in November 1994.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

1. From June through October 1995, the Corporation issued 3,199,000 Common Shares to eight individual accredited investors at a price of Cdn $1.00 per share. In

     September 1995, the Corporation also issued 345,094 Common Shares to nine individual investors at a price of Cdn $0.40 per share. The purchasers in these transactions were either accredited investors or non-accredited investors who possessed the sophistication and experience necessary to evaluate fully the merits and risks of an investment in the Common Shares.

2. In November 1995, the Corporation issued 11,030,992 Common Shares at a price of Cdn $1.00 per share in the amalgamation of the Corporation and Scotia Prime Minerals, Inc. In the amalgamation, the Common Shares of the Corporation were issued to the holders of the amalgamating Alberta corporation upon conversion (in the amalgamation) of those shares into the right to receive Common Shares of the Corporation. The amalgamation and the issuance of Common shares was approved in a fairness hearing pursuant to
     Section 186 of the Business Corporations Act (Alberta).

3. In February 1996, the Corporation issued 1,523,733 warrants to purchase Common Shares to institutional investors and financial advisors at a price of Cdn $1.50 per warrant. In July 1996, the Corporation issued Common Shares and warrants upon exercise of the February 1996 warrants. The purchasers of these securities were accredited investors who possessed the knowledge and sophistication necessary to evaluate fully the merits and risks of an investment in the Common Shares.

4. In May 1996, the Corporation issued 877,194 Common Shares and 877,194 warrants to purchase Common Shares to Cominco Ltd. at a price of Cdn $3.42 per share. The sale to Cominco, a multi-national, publicly held mining company, was negotiated as part of Cominco's negotiation of a potential joint venture with respect to the Corporation's Santa Clara and Pino Andino properties.

5. In July 1996, the Corporation issued 500,000 Common Shares and 500,000 warrants to purchase Common Shares to Degerstrom at a price of Cdn $1.44 per share. Also in July 1996, the Corporation issued 500,000 additional Common Shares to Degerstrom at a price of Cdn $1.75 upon exercise of the earlier-issued warrants. Degerstrom, the principal shareholder of the Corporation and the entity which provides management and operating services to the Corporation, is an accredited investor with many years of experience conducting and investing in mining and exploration projects. Degerstrom had this preexisting business relationship with the Corporation at the time of the purchase of the Common Shares.

6. In December 1996 and in January and February 1997, the Corporation issued 200,000 Common Shares to institutional investors at a price of Cdn $1.80 per share upon exercise by the investors of previously issued warrants. The purchasers of these securities were accredited investors who possessed the knowledge and sophistication necessary to evaluate fully the merits and risks of an investment in the Common Shares.

7. In December 1996, the Corporation issued warrants to purchase 3,710,901 Common Shares and warrants to institutional investors at a price of Cdn $2.10 per share. In February and May 1997, the Corporation issued the Common Shares and warrants to the investors upon exercise of the previously-issued warrants. The purchasers of these securities were accredited investors who possessed the knowledge and sophistication necessary to evaluate fully the merits and risks of an investment in the Common Shares.

The sale and issuance of the Common Shares and the warrants described in paragraphs 1, 3, 4, 5, 6 and 7 were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder in that they did not constitute a public offering and, in certain cases, pursuant to Regulation S under the Securities Act. The purchasers in these transactions acquired the Common Shares in a private placement from the Corporation which did not involve general solicitation or advertising and in which the investors, primarily persons with whom the Corporation had pre-existing business relationships, represented that they were acquiring the shares with the understanding that the Common Shares were restricted securities and with the representation that they had no intention to dispose of or otherwise transfer or re-sell the shares, other than in a transaction registered under the Securities Act or pursuant to an exemption therefrom. The sale and issuance of Common Shares described in paragraph 2 was exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Bylaws of the Corporation provide that no director or officer shall be personally liable for acts or omissions in the exercise of the powers and discharge of the duties of his or her office, excluding liability arising from such director's or officer's wilful neglect. In addition, the Bylaws provide that the Corporation shall indemnify a director or officer, former director or officer, and persons acting as director or officer of another corporation in which the Corporation is a shareholder at the request of the Corporation, against all monetary liabilities arising with respect to any action or proceeding to which such director or officer is a party, provided that the director or officer acted honestly and in good faith with a view to the best interests of the Corporation, and in the event of a criminal proceeding, that the director or officer had reasonable grounds for believing that his or her conduct was lawful. The Bylaws also provide that the Corporation may purchase and maintain insurance for the benefit of officers or directors against liabilities arising as a result of the Corporation's indemnification obligations. The limits on director and officer liability, the indemnification of directors and officers, and the purchase of insurance against indemnification liabilities provided for in the Bylaws of the Corporation are all subject to restrictions under the Alberta Business Corporations Act, as amended.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item                                                                    Page No.

AUDITORS' REPORT............................................................F-3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1996
AND 1995....................................................................F-4

CONSOLIDATED STATEMENTS OF OPERATIONS AND
ACCUMULATED DEFICIT FOR THE YEARS ENDED
DECEMBER 31, 1996 AND 1995 AND FOR THE PERIOD
JULY 1, 1994 (commencement) THROUGH DECEMBER 31, 1996.......................F-5

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
AND DEFERRED EXPLORATION COSTS FOR THE YEARS
ENDED DECEMBER 31, 1996 AND 1995 AND FOR THE PERIOD
JULY 1, 1994 (commencement) THROUGH DECEMBER 31, 1996.......................F-6

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL
POSITION FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995 AND FOR THE PERIOD JULY 1, 1994 (commencement)
THROUGH DECEMBER 31, 1996...................................................F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND FOR
THE PERIOD JULY 1, 1994 (commencement) THROUGH
DECEMBER 31, 1996...........................................................F-8

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 1997
AND DECEMBER 31, 1996 (UNAUDITED)...........................................F-19

CONSOLIDATED STATEMENTS OF OPERATIONS AND
ACCUMULATED DEFICIT FOR THE SIX MONTHS
ENDED JUNE 30, 1997 AND JUNE 30, 1996 AND FOR
THE PERIOD JULY 1, 1994 (commencement) THROUGH
JUNE 30, 1997 (UNAUDITED)...................................................F-20

Item                                                                    Page No.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
AND DEFERRED EXPLORATION COSTS FOR THE SIX
MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996
AND FOR THE PERIOD JULY 1, 1994 (commencement)
THROUGH JUNE 30, 1997 (UNAUDITED)...........................................F-21

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL
POSITION FOR THE SIX MONTHS ENDED JUNE 30, 1997
AND JUNE 30, 1996 AND FOR THE PERIOD JULY 1, 1994
(commencement) THROUGH JUNE 30, 1997 (UNAUDITED)............................F-22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30,
1996 AND FOR THE PERIOD JULY 1, 1994 (commencement)
THROUGH JUNE 30, 1997 (UNAUDITED)...........................................F-23

                                AUDITORS' REPORT



To the Shareholders of
Minera Andes Inc.:

We have audited the consolidated balance sheets of Minera Andes Inc. (an exploration stage corporation) as at December 31, 1996 and 1995 and the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs, and changes in financial position for the years then ended and for the period from the date of commencement (July 1, 1994) through December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1996 and 1995 and the results of its consolidated operations and the changes in its financial position for the years then ended and for the period from the date of commencement (July 1, 1994) through December 31, 1996 in accordance with generally accepted accounting principles.


                                       MacKay & Partners
Vancouver, B.C.                        Chartered Accountants
February 20, 1997,
except for Note 13
which is as at
June 16, 1997

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                           CONSOLIDATED BALANCE SHEETS
                                 (U.S. Dollars)


                                                                December 31,      December 31,
                                                                       1996              1995
                                                               ------------      ------------
                                     ASSETS
Current:
     Cash                                                      $  6,660,633      $    528,020
     Receivables                                                    167,110                 0
                                                               ------------      ------------
                                                                  6,827,743           528,020
Mineral properties and deferred
  exploration costs (Note 5)                                      3,440,879         2,534,970
Capital assets (Note 6)                                              48,575                 0
                                                               ------------      ------------
                                                               $ 10,317,197      $  3,062,990
                                                               ============      ============

                                   LIABILITIES
Current:
     Accounts payable and accruals                             $    227,829      $     30,318
     Due to related party (Note 9)                                        0         1,278,181
                                                               ------------      ------------
                                                                    227,829         1,308,499
                                                               ------------      ------------

                              SHAREHOLDERS' EQUITY
Share capital (Note 7)                                           13,365,014         3,552,517
Accumulated deficit                                              (3,275,646)       (1,798,026)
                                                               ------------      ------------
                                                                 10,089,368         1,754,491
                                                               ------------      ------------
                                                               $ 10,317,197      $  3,062,990
                                                               ============      ============

Agreements, commitments and contingencies (Note 8)

Subsequent events (Note 12)


        The accompanying notes are an integral part of these consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                 (U.S. Dollars)


                                                                                                    Period from
                                                                Years Ended                         July 1, 1994
                                                   ------------------------------------            (commencement)
                                                    December 31,            December 31,                 through
                                                           1996                    1995         December 31,1996
                                                   ------------            ------------         ----------------
Administration fees                                $     27,205            $     59,676             $     86,881
Audit & accounting                                       37,629                   9,751                   47,380
Consulting fees                                         149,121                 129,700                  278,821
Equipment rental                                          1,192                   1,735                    2,927
Foreign exchange (gain) loss                            (62,736)                 11,185                  (51,551)
Legal                                                    77,779                  35,022                  112,801
Materials & supplies                                     13,559                  21,628                   35,187
Office overhead                                         249,535                  28,531                  278,066
Telephone                                                54,158                  73,479                  127,637
Transfer agent                                                0                  21,744                   21,744
Travel                                                   91,696                   5,841                   97,537
Wages & benefits                                        184,250                 102,217                  286,467
Write-off of deferred expenditures                      494,492               1,034,155                1,528,647
                                                   ------------            ------------             ------------
Total expenses                                        1,317,880               1,534,664                2,852,544
Interest income                                         (69,204)                 (4,600)                 (73,804)
                                                   ------------            ------------             ------------
Loss for the year                                     1,248,676               1,530,064                2,778,740
Accum. deficit, beginning of the period               1,798,026                  21,702                        0
Share issue costs                                       228,944                 229,045                  479,691
Deficiency on acquisition of subsidiary                       0                  17,215                   17,215
                                                   ------------            ------------             ------------
Accumulated deficit, end of the period             $  3,275,646            $  1,798,026             $  3,275,646
                                                   ============            ============             ============

Loss per common share                              $       0.10            $       0.20              $      0.31
                                                   ============            ============              ===========

Weighted average shares outstanding                  12,722,871               7,772,569                8,994,053
                                                   ============            ============              ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                  CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
                         AND DEFERRED EXPLORATION COSTS
                                 (U.S. Dollars)


                                                                                                    Period from
                                                                Years Ended                         July 1, 1994
                                                   ------------------------------------            (commencement)
                                                    December 31,            December 31,                 through
                                                           1996                    1995         December 31,1996
                                                   ------------            ------------         ----------------
Administration fees                                $     61,760            $     80,094             $    256,876
Assays & analytical                                     127,511                 179,592                  336,378
Construction & trenching                                254,349                 154,626                  408,975
Consulting fees                                          70,175                  73,842                  470,807
Depreciation                                             14,784                       0                   14,784
Drilling                                                205,900                  19,345                  225,245
Equipment rental                                         63,242                  75,199                  168,675
Geology                                                 606,239                 555,896                1,162,135
Geophysics                                               75,536                   1,266                   76,802
Insurance                                                38,327                  35,912                   74,239
Legal                                                    64,129                 108,813                  268,633
Maintenance                                              37,347                  22,702                   60,049
Materials & supplies                                     89,692                 118,236                  242,068
Project overhead                                         38,811                  13,164                  162,113
Property & mineral rights                               111,763                 354,583                  566,416
Telephone                                                 6,452                   3,787                   24,957
Travel                                                  120,773                 120,769                  270,285
Wages & benefits                                        113,611                 178,232                  303,950
                                                   ------------            ------------             ------------

Costs incurred during the period                      2,100,401               2,096,058                5,093,387

Deferred costs, beginning of the period               2,534,970               1,473,067                        0

Deferred costs, acquired                                      0                       0                  576,139

Deferred costs written off                             (494,492)             (1,034,155)              (1,528,647)

Mineral property option proceeds                       (700,000)                      0                 (700,000)
                                                   ------------            ------------             ------------

Deferred costs, end of the period                  $  3,440,879            $  2,534,970             $  3,440,879
                                                   ============            ============             ============

        The accompanying notes are an integral part of these consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                 (U.S. Dollars)


                                                                                                    Period from
                                                                Years Ended                         July 1, 1994
                                                   ------------------------------------            (commencement)
                                                    December 31,            December 31,                 through
                                                           1996                    1995         December 31,1996
                                                   ------------            ------------         ----------------
Operating Activities
    Loss for the period                            $ (1,248,676)           $ (1,530,064)            $ (2,778,740)
    Non-cash items:
         Write-off of incorporation costs                     0                     665                      665
         Write-off of deferred expenditures             494,492               1,034,155                1,528,647
         Depreciation                                    14,784                       0                   14,784
                                                   ------------            ------------             ------------
                                                       (739,400)               (495,244)              (1,234,644)
    Net changes in non-cash working capital items        30,401                  (7,655)                  60,721
                                                   ------------            ------------             ------------
       Cash used in operating activities               (708,999)               (502,899)              (1,173,923)
                                                   ------------            ------------             ------------

Financing Activities
       Shares issued for cash                         4,939,161               2,976,977                7,916,139
       Share subscription received                    4,873,336                 (57,069)               4,873,336
       Shares issued for subsidiaries                         0                       0                  575,537
       Advances from related parties                 (1,278,181)                396,345                        0
       Share issue costs                               (228,944)               (229,045)                (479,691)
                                                   ------------            ------------             ------------
       Cash provided by financing activities          8,305,372               3,087,208               12,885,321
                                                   ------------            ------------             ------------

Investing Activities
       Incorporation costs                                    0                       0                     (665)
       Purchases of capital assets                      (63,359)                      0                  (63,359)
       Mineral properties and deferred expl.         (2,100,401)             (2,096,058)              (5,093,387)
       exploratio
       costs
       Acquisition of subsidiaries                            0                 (17,215)                (593,354)
       Mineral property option proceeds                 700,000                       0                  700,000
                                                   ------------            ------------             ------------
       Cash used in investing activities             (1,463,760)             (2,113,273)              (5,050,765)
                                                   ------------            ------------             ------------

Increase in cash                                      6,132,613                 471,036                6,660,633
Cash, beginning of the period                           528,020                  56,984                        0
                                                   ------------            ------------             ------------
Cash, end of the period                            $  6,660,633            $    528,020             $  6,660,633
                                                   ============            ============             ============

        The accompanying notes are an integral part of these consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


1.   NATURE OF OPERATIONS

The Corporation is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At December 31, 1996, the Corporation was in the exploration stage and had interests in 35 properties in six provinces in the Republic of Argentina, including three properties which were joint ventured.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

2.   ORGANIZATION

The Corporation, Minera Andes Inc., was incorporated in Alberta on July 19, 1994, although operations are considered to have commenced on July 1, 1994, the effective date of the acquisition of the Argentine properties (see Note 4a). On November 6, 1995, the amalgamation of Minera Andes Inc. with Scotia Prime Minerals, Incorporated (Scotia), a reporting issuer, pursuant to section 186 of the Business Corporations Act (Alberta), became effective. The business combination was accounted for using the purchase method of accounting. Under this method of accounting, Minera Andes Inc. has been identified as the acquiror and accordingly, the comparative figures are those of Minera Andes Inc.

3.   SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The statements are expressed in United States dollars because the majority of the exploration activities are incurred in U.S. dollars and the majority of the cash reserves are held in U.S. dollars.

     a) Consolidation/Reporting These consolidated financial statements include the accounts of Minera Andes Inc. and its wholly-owned subsidiaries (see Note 4a), Minera Andes S.A. (MASA) and NAD S.A. (NADSA), both Argentine corporations. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

     b) Foreign Currency Translation The Corporation's consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates monetary balances at the rate of exchange at the balance date, non-monetary balances at historic exchange rates and revenues and expense items at average exchange rates. The resulting gains and losses are included in the statement of operations in the reporting period.

     c) Mineral Properties and Deferred Exploration Costs Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


          period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

     d) Capital Assets and Depreciation Capital assets are recorded at cost, and depreciation is provided on a declining balance basis over their estimated useful lives at an annual rate of 40% up to a residual value of 10%.

     e) Share Issue Costs Commissions paid to underwriters on the issuance of the Corporation's shares are charged directly to share capital. Other share issue costs, such as legal, accounting, auditing and printing costs, are charged to accumulated deficit.

     f) Loss per Share Loss per common share is computed based on the weighted average number of common shares outstanding during each period. Due to the net losses incurred during each of the periods presented, common stock equivalents are anti-dilutive and have been excluded from the computation.

4.   ACQUISITION OF SUBSIDIARIES

     a) Pursuant to an agreement dated March 8, 1995, the Corporation acquired on March 15, 1995, 95% (19 of the 20 shares issued) of MASA and 91.66% (11 of the 12 shares issued) of NADSA in exchange for the issue of 4,000,000 shares, an additional bonus issue of shares payable if any of the properties reach bankable feasibility (which shall be 11% or 1,213,409 shares of the issued and outstanding common shares of the Corporation after the amalgamation--see Note 2), a royalty on all existing and future properties equal to the difference between 3% and any underlying royalties subject to a maximum of 2%, and reimbursement of all property costs incurred from July 1, 1994. An additional $602 was paid in cash to certain minority shareholders of MASA and NADSA. Concurrent with the agreement, the Corporation also entered into option agreements, having an initial term of four years each and renewable every four years to acquire the remaining shares of MASA and of NADSA for an exercise price of $100 per share. For accounting and reporting purposes, MASA and NADSA are considered to be wholly-owned subsidiaries of the Corporation.

          MASA and NADSA have no assets or liabilities other than mineral property rights which had been purchased or directly staked. The deemed value of the 4,000,000 shares issued was equal to the accumulated property acquisition costs and exploration expenditures acquired by MASA and NADSA effective July 1, 1994, which totaled $575,537. The acquisition was accounted for using the purchase method with an effective date of July 1, 1994, being the date from which the Corporation agreed to reimburse the property costs incurred.

     b) As disclosed in Note 2, the business combination of Minera Andes Inc. and Scotia, which was made effective November 6, 1995, has been accounted for using the purchase method whereby Minera Andes Inc. acquired all of the issued and outstanding shares of Scotia. The acquisition has been recorded as follows:

               Assets acquired                                    $     1,986
               Less: liabilities assumed                               19,201
                                                                  -----------
               Net assets acquired                                    (17,215)

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


               Asset deficiency allocated to accumulated deficit       17,215
                                                                  -----------
               Purchase price                                     $         0
                                                                  ===========
               Consideration given: 336,814 common shares         $         0
                                                                  ===========

          As a result of the acquisition (amalgamation), Minera Andes Inc. became a reporting issuer. All fees paid with respect to the amalgamation (legal, audit, accounting, printing) were considered to be share issue costs. Scotia was an inactive company which from December 31, 1994 to the date of acquisition had only the following transactions: general and administrative expenses of $6,248, forgiveness of indebtedness owed of $13,391 and the issue of shares to settle debts of $20,000.

5.   MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

At December 31, 1996, the Corporation, through its subsidiaries, held interests in a total of 277,399 hectares of mineral rights and mining lands in six Argentine provinces: San Juan, Mendoza, Neuquen, Rio Negro, Chubut and Santa Cruz. Under its present acquisition and exploration programs, the Corporation is continually acquiring additional mineral property interests and exploring and evaluating its properties. If, after evaluation, a property does not meet the Corporation's requirements, then the property and deferred exploration costs are written off to operations. All properties are subject to a royalty agreement as disclosed in Note 8b. Mineral property costs and deferred exploration costs are as follows:

Table 1 of 2
===========================================================================================
                                                   Exploration
                            Deferred  Acquisition          and                     Deferred
                            December        Costs     Overhead     Write-Offs      December
Province     Property       31, 1994         1995         1995           1995      31, 1995
===========================================================================================
San Juan     Agua Blanca  $        0  $   111,591  $   393,464    $         0    $  505,055
             ------------------------------------------------------------------------------
             Cateos          468,713       17,061      168,477       (402,932)      251,319
-------------------------------------------------------------------------------------------
Mendoza      Santa Clara     348,444       37,479      173,683              0       559,606
             ------------------------------------------------------------------------------
             La Horqueta           0       20,732      194,595              0       215,327
             ------------------------------------------------------------------------------
             Cateos          425,996      101,382      181,262       (631,223)       77,417
-------------------------------------------------------------------------------------------
Neuquen      Pino Andino     227,427       48,514      428,276              0       704,217
             ------------------------------------------------------------------------------
             Cateos                0            0            0              0             0
-------------------------------------------------------------------------------------------
Santa Cruz   Cateos                0        1,349       69,185              0        70,534
-------------------------------------------------------------------------------------------
Rio Negro    Cateos                0        2,915       15,475              0        18,390
-------------------------------------------------------------------------------------------
Chubut       Cateos            2,487       13,560      117,058              0       133,105
-------------------------------------------------------------------------------------------
Northern     Cateos                0            0            0              0             0
-------------------------------------------------------------------------------------------
TOTAL                     $1,473,067  $   354,583   $1,741,475    $(1,034,155)   $2,534,970
===========================================================================================

Table 2 of 2
==========================================================================
                          Exploration                 Mineral
             Acquisition          and                  Option     Deferred
                   Costs     Overhead  Write-Offs    Proceeds     December
Province            1996         1996        1996        1996     31, 1996
==========================================================================
San Juan     $         4  $    26,678  $        0   $(100,000)  $  431,737
             -------------------------------------------------------------
                  25,015      123,420    (164,647)          0      235,107
--------------------------------------------------------------------------
Mendoza            1,201      280,702           0    (250,000)     591,509
             -------------------------------------------------------------
                  37,988      659,753           0           0      913,068
             -------------------------------------------------------------
                   7,207      166,156     (16,693)          0      234,087
--------------------------------------------------------------------------
Neuquen            8,136      424,603           0    (350,000)     786,956
             -------------------------------------------------------------
                  20,000       58,080           0           0       78,080
--------------------------------------------------------------------------
Santa Cruz           500      114,545     (97,012)          0       88,567
--------------------------------------------------------------------------
Rio Negro          4,414       42,726     (25,333)          0       40,197
--------------------------------------------------------------------------
Chubut             7,266       60,879    (190,807)          0       10,443
--------------------------------------------------------------------------
Northern              32       31,096           0           0       31,128
--------------------------------------------------------------------------
TOTAL        $   111,763  $ 1,988,638  $ (494,492)  $(700,000)  $3,440,879
==========================================================================

     a)   Agua Blanca Project
          The Agua Blanca project is located approximately 220km northwest of the city of San Juan in San Juan Province. Agua Blanca is currently held by the Corporation under a four year option-to-purchase agreement, dated June 21, 1995, which calls for option payments totaling $920,000 and a final buy-out payment of $1,080,000 to earn a 100% interest in the property claims.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


          The Corporation signed a letter agreement dated April 4, 1996 with Newcrest Resources, Inc. with respect to a joint venture on the Agua Blanca property. Newcrest may earn a 51% interest in the joint venture through exploration expenditures over four years of $3,800,000, paying all associated land and option payments, and making cash payments totaling $350,000 during the first year. Newcrest may earn an additional 14% interest by spending an additional $6,500,000 by year six and completing a bankable feasibility study. The Corporation will have a 49% participating interest, or may reduce to a 35% participating interest and will be required to contribute to exploration and development work on a pro rata basis or dilute its interest. Should the Corporation's participating interest dilute to 10%, it will convert to a 10% deferred carried interest and the Corporation would have no further obligation to contribute until a decision to mine is made.

     b)   Santa Clara and Pino Andino Projects
          The Santa Clara project is located in northwest Mendoza Province, approximately 63km west of the city of Tupungato. The bulk of the property is held by the Corporation under an option-to-purchase agreement, whereby the Corporation can earn a 100% interest in the property by making option payments totaling $1,950,000 by October, 1998. During 1995, the Corporation negotiated and received a four month extension of the option-to-purchase agreement to allow for resolution of the provincial park boundary dispute. Approximately 70% of the area of the optioned property lies within the disputed boundary of the park. The provincial mining authorities confirmed the validity of the mining rights at Santa Clara in January, 1996, and in January, 1997 a provincial law was passed excluding existing mineral properties from the provincial park.

          The Pino Andino project consists of three contiguous properties approximately 250km northwest of the city of Neuquen and 20km east of the city of Loncopue in Neuquen Province. The individual properties include: a reserve area acquired under an exploration contract with a mining option from CORMINE S. E. P., a provincial corporation; a four-year option-to-purchase contract; and a cateo and manifestation of discovery owned by the Corporation.

          In March, 1996, the Corporation signed a Memorandum of Understanding, subject to due diligence, with Cominco Ltd. regarding a joint venture on the Santa Clara and Pino Andino properties. Under this agreement, Cominco may earn a 51% interest in each of the properties by making cash payments and exploration expenditures of $5,000,000 at each property over four years, in addition to paying all associated option payments and land costs. The cash payments made, after Cominco's due diligence and as evidence of their election to proceed, were $250,000 in the case of the Santa Clara property and $350,000 in the case of the Pino Andino property. Once Cominco has earned a 51% interest in either of the properties, a joint venture will be formed and, at the Corporation's option, Cominco may earn up to a further 11% interest by completing a feasibility study and spending up to an additional $22,000,000 (with its interest increasing 1% for each $2,000,000 spent, up to a maximum of the 11%). Consequently, the Corporation will have a 49% participating interest or may elect to reduce to a 38% participating interest and will be required to contribute to exploration and development work on the property on a pro rata basis or dilute its interest. Should the Corporation's participating interest dilute

                                                                       Exhibit E
                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


          to 20%, it will convert to a 20% deferred carried interest and the Corporation would be entitled to receive an advance royalty from net production proceeds of 2% net smelter returns to a maximum of $500,000 per year.

          The Memorandum of Understanding included Cominco subscribing to a private placement in the Corporation. The subscription totaled 877,194 units, each unit comprising a common share and a common share purchase warrant, at Cdn$3.42 per unit for an aggregate subscription of Cdn$3,000,003. Two warrants will entitle Cominco to purchase one common share at a price per share of Cdn$3.98 prior to May 10, 1997.

     c)   La Horqueta Project
          The La Horqueta project is located 200km south of the city of Mendoza and 95km from the city of San Rafael in central Mendoza Province. The property comprises cateos wholly-owned by the Corporation in addition to two separate four-year options to purchase. The Corporation can earn 100% of the individual properties under the options-to-purchase by making cash payments totaling $1,800,000 and $1,500,000. To date, the Corporation has paid all option payments and carried out and funded all exploration costs on the La Horqueta project.

     d)   Write Down of Mineral Property and Exploration Costs
          The Corporation has acquired exploration concessions, entered into option agreements and contracts, and carried out exploration on certain properties where it has determined that it would be unlikely that additional work would result in the discovery of economic ore reserves. Accordingly, any acquisition payments and the accumulated cost of exploration on those properties, totaling $494,492 in 1996 and $1,034,155 in 1995 have been written off to operations.

6.   CAPITAL ASSETS

                                December 31, 1996              December 31, 1995
                                -----------------              -----------------
                                   Accumulated
                      Cost        Depreciation        Net             Net
                   -----------------------------------------   -----------------
     Vehicles      $ 63,359        $ 14,784         $ 48,575        $ Nil
                   ========        ========         ========        =====

7.   SHARE CAPITAL

     a)   Authorized
          The Corporation has authorized capital of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value.

                                                                       Exhibit E
                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


     b)   Issued, Allotted and/or Subscribed:

                                                                              Number of
                                                                                 Shares                Amount
                                                                         --------------        --------------
          Common shares issued:
            Issued for cash on incorporation                                          1        $            1
            Allotted for acquisition of subsidiaries
            (Issued March 15, 1995-see Note 4)                                4,000,000               575,537
            Subscriptions received for private placement                              0                57,069
                                                                         --------------        --------------
          Balance, December 31, 1994                                          4,000,001               632,607
            Issued for cash (Cdn$0.10 each)                                   1,000,000                70,850
            Issued for cash (Cdn$0.40 each)                                   2,345,094               669,058
            Issued for cash (Cdn$1.00 each)                                   3,031,000             2,237,071
            Issued for finder's fee                                             150,000                     0
            Issued for services                                                 168,000                     0
            Issued for subsidiary (see Note 4)                                  336,814                     0
            Subscriptions applied                                                     0               (57,069)
                                                                         --------------        --------------
          Balance, December 31, 1995                                         11,030,909              3,552,517
            Issued for cash (Cdn$1.50 each)                                   1,433,333              1,535,553
            Issued for broker special warrants                                   90,400                      0
            Issued for cash (Cdn$3.42 each)                                     877,194              2,174,388
            Issued to N.A. Degerstrom, Inc.
              For cash (Cdn$1.44 each)                                          500,000                514,608
              For cash on exercise of warrants (Cdn$1.75 each)                  500,000                625,392
            Issued for cash on exercise of warrants (Cdn$1.80 each)              67,500                 89,220
            Subscriptions received for private placement                              0              4,873,336
                                                                         --------------     ------------------
          Balance, December 31, 1996                                         14,499,336            $13,365,014
                                                                         ==============     ==================

          i) In February, 1996, the Corporation concluded a private placement of 1,433,333 special warrants at a price of Cdn$1.50 per special warrant for total gross proceeds of Cdn$2,150,000 (US$1,565,265). Each special warrant comprised a unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at any time over a twelve month period at a price of Cdn$1.80 per share. The

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


               agents received 90,400 broker special warrants (each convertible into one common share and one share purchase warrant), cash commission of Cdn$25,650, Cdn$15,000 as a corporate finance fee and a finder's fee of Cdn$16,500 was also paid.

          ii) In May, 1996, the Corporation concluded the Cominco private placement (see Note 5b) with the issuance of 877,194 common shares and 877,194 Cominco warrants at a price of Cdn$3.42 for gross proceeds of Cdn$3,000,003 (US$2,174,388). Two Cominco warrants will entitle Cominco to acquire one additional common share at any time on or before May 10, 1997 at a price of Cdn$3.98 per share.

          iii) Following regulatory and shareholder approval, in July, 1996 the Corporation issued 500,000 units under the Degerstrom Subscription Agreement (see Note 9b) at a price of Cdn$1.44 per unit. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder, N. A. Degerstrom, Inc. (NAD), to purchase one additional common share for Cdn$1.75 at any time until January 11, 1998. The warrants were also exercised in July, 1996.

          iv) On December 13, 1996 and December 19, 1996, the Corporation raised gross proceeds of Cdn$7,078,010 (US$5,197,540) in aggregate by way of a private placement of special warrants at a price of Cdn$2.10 per unit. Each unit comprised one common share and one share purchase warrant. Two warrants will entitle the holder to purchase one additional common share at a price of Cdn$2.50 per share if exercised on or before December 13, 1997 or at a price of Cdn$2.88 if exercised before December 13, 1998. In connection with the private placement, the Corporation granted 140,420 broker special warrants for commission, 200,000 broker special warrants for a corporate finance fee (with each broker special warrant convertible into a broker share purchase warrant), and cash commissions totaling Cdn$441,501. The Corporation intends to file a prospectus to qualify the shares and warrants on the exercise of the special warrants and the warrants on exercise of the broker special warrants by February 28, 1997. After receiving final approval of the prospectus and upon the exercise of the special warrants the Corporation expects to issue 3,370,481 common shares. If a final receipt for the prospectus is not received by May 12, 1997, the Corporation will issue 1.1 common shares and 1.1 warrants for each common share and warrant comprising part of the special warrant unit.

     c)   Stock Options
          As at December 31, 1996, there were options held by directors, officers and employees of the Corporation for the purchase of common shares as follows:

               Number of Shares        Exercise Price         Expiry Date
               ----------------        --------------         -----------
                   285,000                Cdn$1.44          January 10, 1998
                   610,000                Cdn$2.18          August 16, 1999
                  --------
                   895,000
                  ========

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


     d)   Warrants
          As at December 31, 1996, the following warrants were outstanding:

               Number of Shares        Exercise Price         Expiry Date
               ----------------        --------------         -----------
                  1,365,833               Cdn$1.80          February 28, 1997
                     90,400               Cdn$1.80          February 28, 1997
                    877,194               Cdn$3.98          May 10, 1997
                  ---------
                  2,333,427

     e)   Escrow
          As at December 31, 1996 there were 2,666,667 common shares held in escrow. These common shares will be released from escrow upon obtaining the consent of The Alberta Stock Exchange, at the earn-out rate of Cdn$0.375 per share of deferred expenditures as defined in the Escrow Agreement, with a maximum of one-third of the escrowed securities to be released in any one year.

8.   AGREEMENTS, COMMITMENTS AND CONTINGENCIES

     a) Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% "mouth of mine" (gross proceeds) royalty. The provinces of Mendoza and Neuquen have waived their right to a royalty. The provinces of Rio Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

     b) While the operating agreement between the Corporation and NAD is in effect (see Note 9a), a net smelter royalty on all existing and future properties is payable to NAD equal to the difference between 3% and any underlying royalties, subject to a maximum of 2% payable to NAD. The Corporation may purchase up to one half of the royalty upon payment of $1,500,000 per percent purchased.

     c) Under the terms of the acquisition agreement disclosed in Note 4a, the Corporation may be obligated to issue additional common shares as consideration for the acquisition of its subsidiaries. The number of shares to be issued to NAD upon a property reaching bankable feasibility shall be 1,213,409 common shares of the Corporation.

9.   RELATED PARTY TRANSACTIONS

     a) Concurrent with the acquisition of the Corporation's wholly-owned subsidiaries as disclosed in Note 4a, the Corporation also entered into an operating agreement effective March 15, 1995 with the vendor, NAD. As a result of the acquisition agreement, NAD is currently the controlling shareholder of the Corporation. Under the terms of the operating agreement, NAD will operate and manage the exploration program on all properties and provide related off-site administrative assistance, as required. Consideration will be 15% of the costs incurred by NAD on behalf of the Corporation. Costs paid directly by the Corporation are not subject to the fee. Included in the agreement are fixed rental rates for equipment owned by NAD.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


          If NAD elects to terminate the agreement within two years, the Corporation may elect to purchase the shares owned by NAD for $1,200,000. Expenditures incurred prior to March 15, 1995 by NAD include a 15% administration fee to cover NAD's internal overhead (accounting, legal and secretarial service) costs.

          During the years ended December 31, 1996 and 1995, administrative fees were paid to NAD of $65,646 and$139,769, on total costs incurred by the Corporation of $437,640 and $931,793, respectively. Equipment rentals of $67,060 and $60,350 were included in the total costs for 1996 and 1995, respectively.

     b) On November 6, 1995, the debt the Corporation had with NAD was formalized into a promissory note. Terms of payment to NAD called for $365,000 to be paid on November 15, 1995, and this payment was made as specified. The remainder of the debt, $1,140,000, was carried as a convertible interest bearing note. The Corporation and NAD entered into a Debt Settlement Agreement on January 11, 1996 and an amendment dated May 13, 1996, whereby a promissory note dated May 13, 1996 replaced the earlier note. Under the May 13, 1996 promissory note, the Corporation agreed to make payments of Cdn$720,000 by July 15, 1996 and Cdn$875,000 by August 15, 1996. As per Note 7b(iii) above, under the terms of the Degerstrom Subscription Agreement, in July 1996, the Corporation issued 500,000 units to NAD and NAD exercised the 500,000 warrants it received. The funds received from NAD on the Degerstrom Private Placement were used to repay the debt outstanding, pursuant to the Debt Settlement Agreement, as amended.

10.  INCOME TAXES

Due to the losses incurred by the Corporation, there is no income tax provision or benefit recorded for all periods presented. The Corporation has Canadian non-capital losses available to carry forward to apply against future taxable income of approximately $2,386,000, expiring at various dates through the year 2003.

11.  COMPARATIVE FIGURES

Certain financial statement line items from the prior years have been reclassified to conform with the current year's presentation.

12.  SUBSEQUENT EVENTS

Subsequent to December 31, 1996, the following occurred:

     a) Warrants were exercised to purchase 175,320 common shares for gross proceeds of Cdn$315,576 (US$233,760).

     b) The Corporation granted options, subject to regulatory approval, whereby directors and employees can acquire up to 561,000 shares at Cdn$2.00 per share, up to February 17, 2000.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (U.S. Dollars)


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Significant Accounting Policies, these consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Differences in accounting principles as they pertain to these consolidated financial statements are as follows:

     a) Accounting for Share Issue Costs All costs related to the issuance of shares are offset against proceeds under U.S. GAAP and the net amount is credited to share capital.

     b) Earnings Per Share In February, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.128 (SFAS 128), "Earnings per Share". For U.S. GAAP, SFAS 128 simplified the existing standards and will require a basic and diluted earnings per share (EPS), unless the effect of including common stock equivalents is anti-dilutive. The application of this new standard will not have a material effect on the presentation of EPS for U.S. GAAP purposes, and the calculation of EPS under SFAS 128 will more closely approximate EPS under Canadian GAAP.

     c) Non-Cash Issuance of Common Shares Under U.S. GAAP, value is assigned to issuances of common shares for non-cash consideration and the basis for valuing the consideration is stated.

          i) During 1995, the Corporation issued 150,000 common shares as a finder's fee and 168,000 common for services, in connection with a financing. Under U.S. GAAP, these issuances would be valued at Cdn$1.00 per share or $110,710 and $123,995, respectively, being the fair market value of the shares issued.

          ii) During 1996, the Corporation issued 90,400 common shares for broker special warrants, in connection with a financing. Under U.S. GAAP, these shares would be valued at Cdn$1.50 per share or $96,847, being the fair market value of the shares issued.

          iii) These share issuance costs are offset against share proceeds resulting in no net change to share capital.

     d)   Acquisition of Scotia

          During 1995, the Corporation issued 336,814 commons shares for the acquisition of Scotia (see note 4b). Under U.S. GAAP, these shares would be valued at $248,590, the fair market value of the shares issued. This value, plus the $17,215 of net liabilities of Scotia assumed by the Corporation, would have been recorded as goodwill and expensed immediately at the acquisition date under U.S. GAAP.

     e)   Impact on Consolidated Financial Statements
          The impact of the above on the consolidated financial statements is as follows:

                                                       Years Ended
                                             --------------------------------
                                             December 31,         December 31,
                                                    1996                 1995
                                             -----------          -----------
Accumulated deficit, end of period
per Canadian GAAP                             $3,275,646           $1,798,026

Adjustments for acquisition of Scotia            248,590              248,590

Adjustment for share issue costs                (479,691)            (250,747)
                                             -----------          -----------
Accumulated deficit, end of period,
per U.S. GAAP                                 $3,044,545           $1,795,869
                                              ==========           ==========


                                             December 31,         December 31,
                                                    1996                 1995
                                             -----------          -----------
Share capital, per Canadian GAAP             $13,365,014          $ 3,552,517

Adjustment for acquisition of Scotia             248,590              248,590

Adjustments for share issue costs              (479,691)            (250,747)
                                             -----------          -----------
Share capital, per U.S. GAAP                 $13,133,913          $ 3,550,360
                                             ===========          ===========

                                                                  Period from
                                                                 July 1, 1994
                                                                (commencement)
                                              Year Ended              through
                                             December 31,         December 31,
                                                    1995                 1996
                                             -----------          -----------
Loss for the year, per Canadian GAAP         $ 1,530,064          $ 2,778,740
Adjustment for acquisition of Scotia             248,590              248,590
                                             -----------          -----------
Loss for the year, per U.S. GAAP             $ 1,778,654          $ 3,027,330
                                             ===========          ===========
Loss per common share, per U.S. GAAP         $      0.23          $      0.34
                                             ===========          ===========

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                           CONSOLIDATED BALANCE SHEETS
                                 (U.S. Dollars)


                                                                           June 30,        December 31,
                                                                              1997                1996
                                                                      ------------        ------------
                                                                        (Unaudited)
                                     ASSETS
Current:
     Cash                                                             $  6,475,708        $  6,660,633
     Receivables                                                             9,078             167,110
                                                                      ------------        ------------
                                                                         6,484,786           6,827,743
Mineral properties and deferred exploration costs                        4,689,471           3,440,879
Capital assets                                                              44,693              48,575
                                                                      ------------        ------------
                                                                      $ 11,218,950        $ 10,317,197
                                                                      ============        ============
                                   LIABILITIES
Current:
     Accounts payable and accruals                                    $    253,331        $    227,829
                                                                           253,331             227,829
                                                                      ------------        ------------

                              SHAREHOLDERS' EQUITY
Share Capital                                                           15,054,116          13,365,014
Accumulated deficit                                                     (4,088,497)         (3,275,646)
                                                                      ------------        ------------
                                                                        10,965,619          10,089,368
                                                                      ------------        ------------
                                                                      $ 11,218,950        $ 10,317,197
                                                                      ============        ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                            (U.S. Dollars-Unaudited)

                                                                                                                        Period from
                                                  Three Months     Three Months       Six Months       Six Months      July 1, 1994
                                                         Ended            Ended            Ended            Ended     (commencement)
                                                       June 30,         June 30,         June 30,         June 30,          through
                                                          1997             1996             1997             1996     June 30, 1997
                                                  ------------     ------------     ------------     ------------     -------------
Administration fees                               $      9,333     $      5,713     $     16,420     $     11,638     $     103,301

Audit & accounting                                      11,081            9,155           28,882           24,516            76,262

Consulting fees                                         48,304           34,483           92,144           52,552           370,965

Depreciation                                               635                0              635                0               635

Equipment rental                                             0                0                0              942             2,927

Foreign exchange (gain) loss                            85,312          (21,486)          90,038          (30,206)           38,487

Legal                                                   67,637           24,770           97,671           33,654           210,472

Materials & supplies                                        12            2,329               12           13,052            35,199

Office overhead                                        242,873           91,590          324,380          130,950           602,446

Telephone                                               12,181           10,778           32,289           21,972

Transfer agent                                               0                0                0                0            21,744

Travel                                                  16,224           10,598           24,620           25,537           122,157

Wages & benefits                                        61,267           40,215          110,084           80,971           396,551

Write-off of deferred expenditures                           0                0                0                0         1,528,647
                                                  ------------     ------------     ------------     ------------     -------------
Total expenses                                         554,859          208,145          817,175          365,578         3,669,719

Interest income                                        (46,563)               0          (87,335)               0          (161,139)

Loss for the period                                    508,296          208,145          729,840          365,578         3,508,580

Accumulated deficit, beginning of the period         3,547,548        2,006,462        3,275,646        1,798,026                 0

Share issue costs                                       32,653           36,328           83,011           87,331           562,702

Deficiency on acquisition of subsidiary                      0                0                0                0            17,215
                                                  ------------     ------------     ------------     ------------     -------------

Accumulated deficit, end of the period            $  4,088,497     $  2,250,935     $  4,088,497     $  2,250,935     $   4,088,497
                                                  ============     ============     ============     ============     =============

Loss per common share                             $       0.03     $      0 .02     $       0.05     $       0.03     $        0.34
                                                  ============     ============     ============     ============     =============

Weighted average shares outstanding                 17,438,389       11,522,523       16,217,254       11,276,716        10,186,935
                                                  ============     ============     ============     ============     =============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                  CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
                         AND DEFERRED EXPLORATION COSTS
                            (U.S. Dollars-Unaudited)


                                                                                                                        Period from
                                                  Three Months     Three Months       Six Months       Six Months      July 1, 1994
                                                         Ended            Ended            Ended            Ended     (commencement)
                                                       June 30,         June 30,         June 30,         June 30,          through
                                                          1997             1996             1997             1996     June 30, 1997
                                                  ------------     ------------     ------------     ------------     -------------
Administration fees                               $      7,304     $      7,698     $     14,741     $     17,230     $     271,617

Assays & analytical                                     67,690           24,266          137,801           45,464           474,179

Construction & trenching                                15,669          177,998           27,987          177,998           436,962

Consulting fees                                         31,494            9,075           48,371           25,233           519,178

Depreciation                                             4,857            2,112            9,715            2,112            24,499

Drilling                                                54,805                0           54,805              550           280,050

Equipment rental                                        18,180           18,180           38,959           31,960           207,634

Geology                                                215,808          168,360          457,786          253,879         1,619,921

Geophysics                                                   0           33,398                0           33,398            76,802

Insurance                                               13,995           12,910           15,689           15,188            89,928

Legal                                                   18,464           15,503           38,787           25,435           307,420

Maintenance                                              7,117            8,884           15,062           12,538            75,111

Materials & supplies                                    15,579           22,197           33,298           32,129           275,366

Project overhead                                        10,058            8,830           20,177           10,467           182,290

Property & mineral rights                               94,081          (32,102)         176,664           38,804           743,080

Telephone                                                2,034            1,284            3,040            1,628            27,997

Travel                                                  60,146           25,075           97,230           43,616           367,515

Wages & benefits                                        29,933           33,130           58,480           65,681           362,430
                                                  ------------     ------------     ------------     ------------     -------------
Costs incurred during the period                       667,214          536,798        1,248,592          833,310         6,341,979

Deferred costs, beginning of period                  4,022,257        2,831,482        3,440,879        2,534,970                 0

Deferred costs acquired                                      0                0                0                0           576,139

Deferred costs written off                                   0                0                0                0        (1,528,647)

Mineral property option proceeds                             0         (650,000)               0         (650,000)         (700,000)
                                                  ------------     ------------     ------------     ------------     -------------
Deferred costs, end of the period                 $  4,689,471     $  2,718,280     $  4,689,471     $  2,718,280     $   4,689,471
                                                  ============     ============     ============     ============     =============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                            (U.S. Dollars-Unaudited)


                                                                                                                        Period from
                                                  Three Months     Three Months       Six Months       Six Months      July 1, 1994
                                                         Ended            Ended            Ended            Ended     (commencement)
                                                       June 30,         June 30,         June 30,         June 30,          through
                                                          1997             1996             1997             1996     June 30, 1997
                                                  ------------     ------------     ------------     ------------     -------------
Operating Activities
  Loss for the period                             $   (508,296)    $   (208,145)    $   (729,840)    $   (365,578)    $  (3,508,580)
  Non-cash items:
       Write-off of incorporation costs                      0                0                0                0               665
       Write-off of deferred expenditures                    0                0                0                0         1,528,647
       Depreciation                                      5,492            2,112           10,350            2,112            25,134
                                                  ------------     ------------     ------------     ------------     -------------
                                                      (502,804)        (206,033)        (719,490)        (363,466)       (1,954,134)
  Net changes in non-cash working
    capital items                                      126,700           (4,647)         183,534           16,599           244,255
                                                  ------------     ------------     ------------     ------------     -------------
  Cash (used in) operating activities                 (376,104)        (210,680)        (535,956)        (346,867)       (1,709,879)
                                                  ------------     ------------     ------------     ------------     -------------

Financing Activities
  Shares issued for cash                                     0        3,708,831        1,689,102        3,708,831         9,605,241
  Share subscription received                                0       (1,534,443)               0                0         4,873,336
  Shares issued for subsidiaries                             0                0                0                0           575,537
  Advances from related parties                              0         (130,558)               0        (104,031)                 0
  Share issue costs                                    (32,653)         (36,328)         (83,011)         (87,331)         (562,702)
                                                  ------------     ------------     ------------     ------------     -------------
  Cash (used in) provided by
    financing activities                               (32,653)       2,007,502        1,606,091        3,517,469        14,491,412
                                                  ------------     ------------     ------------     ------------     -------------

Investing Activities
  Incorporation costs                                        0                0                0                0              (665)
  Purchases of capital assets                             (540)         (63,359)          (6,468)         (63,359)          (69,827)
  Mineral properties and deferred
    exploration costs                                 (667,214)        (536,798)      (1,248,592)        (833,310)       (6,341,979)
  Acquisition of subsidiaries                                0                0                0                0          (593,354)
  Mineral property option proceeds                           0          650,000                0          650,000           700,000
                                                  ------------      -----------     ------------     ------------     -------------
  Cash (used in) provided by
    investing activities                              (667,754)          49,843      (1,255,060)         (246,669)       (6,305,825)
                                                  ------------      -----------     -----------      ------------     -------------

Increase (decrease) in cash                         (1,076,511)       1,846,665       (184,925)         2,923,933         6,475,708
Cash, beginning of the period                        7,552,219        1,605,288       6,660,633           528,020                 0
                                                  ------------      -----------     -----------      ------------     -------------
Cash, end of the period                           $  6,475,708      $ 3,451,953     $ 6,475,708      $  3,451,953     $   6,475,708
                                                  ============      ===========     ===========      ============     =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (U.S. Dollars-Unaudited)


1. ACCOUNTING POLICIES

The accompanying consolidated financial statements of Minera Andes Inc. (the "Corporation") for the three month and six month periods ended June 30, 1997 and 1996 and for the period from commencement (July 1, 1994) through June 30, 1997 have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects from principles and practices generally accepted in the United States, as described in Note 3. Also, they are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation. Interim results are not necessarily indicative of results which may be achieved in the future. The December 31, 1996 financial information has been derived from the Corporation's audited consolidated financial statements.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1996. The accounting policies set forth in the audited annual consolidated financial statements are the same as the accounting policies utilized in the preparation of these consolidated financial statements, except as modified for appropriate interim presentation.

2. SUBSEQUENT EVENTS

Santa Clara Project
The Santa Clara property was subject to a joint venture with Cominco Ltd., under the terms of a Memorandum of Understanding signed between the Corporation and Cominco in March, 1996. Subsequent to June 30, 1997, Cominco advised the Corporation that they would be terminating the Memorandum of Understanding with respect to Santa Clara during the third quarter of 1997 (after giving the required 60 days notice). This also terminates the relationship between the Corporation and Cominco.

3. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Differences between Canadian and U.S. generally accepted accounting principles as they pertain to the Corporation relate to accounting for share issue costs, earnings per share, non-cash issuance of common shares and the acquisition of Scotia, and are described in Note 13 to the Corporation's consolidated financial statements for the year ended December 31, 1996.

The impact of the above on the interim consolidated financial statements is as follows:

                                MINERA ANDES INC.
                       "An Exploration Stage Corporation"
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
                            (U.S. Dollars-Unaudited)


                                                            Three Months Ended      Six Months Ended
                                              June 30, 1997      June 30, 1996         June 30, 1997       June 30, 1996
                                              -------------      -------------      ----------------       -------------
Accumulated deficit, end of period,
per Canadian GAAP                                $4,088,497         $2,250,935            $4,088,497          $2,250,935

Adjustment for acquisition of Scotia                248,590            248,590               248,590             248,590

Adjustment for share issue costs                   (562,702)          (338,078)             (562,702)           (338,078)
                                              -------------      -------------      ----------------       -------------

Accumulated deficit, end of period, per
U.S. GAAP                                        $3,774,385         $2,161,447            $3,774,385          $2,161,447
                                              =============      =============      ================       =============


                                                    June 30,       December 31,
                                                       1997               1996
                                              -------------      -------------
Share capital, per Canadian GAAP                $15,054,116        $13,365,014
Adjustment for acquisition of Scotia                248,590            248,590
Adjustment for share issue costs                   (562,702)          (479,691)
                                              -------------      -------------
Share capital, per U.S. GAAP                    $14,740,004        $13,133,913
                                              =============      =============


                                               Period from
                                              July 1, 1994
                                             (commencement)
                                                   through
                                             June 30, 1997
                                              ------------
Loss for the period, per Canadian GAAP        $  3,508,580

Adjustment for acquisition of Scotia               248,590
                                              ------------
Loss for the period, per U.S. GAAP            $  3,767,170
                                              ============
Loss per common share, per U.S. GAAP          $       0.37
                                              ============

                                    PART III

                                Index to Exhibits

Exhibit
Number      Description
------      -----------

 2.1 Asset and Share Acquisition Agreement between MASA, NADSA, the Corporation Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996.

 2.2        Arrangement between the Corporation and Scotia Prime Minerals, Inc.

 3.1        Articles of Incorporation

 3.2        Bylaws

 4.1        Warrant Certificate describing the rights of Broker Special
            Warrants.

 4.2        Warrant Certificate describing the rights of Cominco Warrants.

10.1 Conveyance Agreement between MASA and N.A. Degerstrom, Inc., dated July 1, 1994.

10.2 Conveyance Agreement between NADSA and N.A. Degerstrom, Inc., dated July 1, 1994.

10.3 Operating Agreement between the Corporation and N.A. Degerstrom, Inc. dated March 15, 1995.

10.4 Share Option Agreement between the Corporation and Jorge Vargas, dated March 15, 1995.

10.5 Share Option Agreement between the Corporation and Enrique Rufino Marzari Elizalde, dated March 15, 1995.

10.6        Memorandum of Understanding between the Corporation and Cominco Ltd.
            dated March 12, 1996, as amended March 19, 1996. (Deleted by amendment.)

10.7        Option to Purchase (Santa Clara) between the N.A. Degerstrom, Inc.
            and Martin Antonio Carotti and Carlos Giustozzi, dated May 12, 1994, as amended on June 30, 1995 and again on December 13, 1995.

10.8 Exploration and Prospecting Contract with Option to Purchase (Pino Andino - Dos Guanacos) between MASA and Oscar Horacio Gonzalez et al., dated March 30, 1995.

10.9 Letter Agreement (Agua Blanca) between the Corporation and Newcrest Minera Argentina S.A., dated April 4, 1996.

10.10 Option to Purchase (Agua Blanca) between MASA and Adonis Cantoni, dated June 21, 1995.

10.11 Option to Purchase (La Horqueta) between MASA and Carlos Giustozzi, dated June 23, 1995, as amended on June 30, 1995.

                                      III-1

10.12 Exploration Contract with Option of Concession for Exploitation in the "Andacollo" Area (Arroyo Nuevo - Cura Mallin Reserve Area) between MASA and CORMINE S.E.P., dated February 25, 1997.

10.13 Contract of Exploration and Prospecting with Option to Purchase (Arroyo Nuevo - Cura Mallin Reserve Area) between MASA and Sapag Hnos S.A., dated September 30, 1996.

10.14 Contract of Exploration and Prospecting with Option to Purchase (Los Reyunos) between MASA and Carlos Giustozzi, dated February 28, 1997. (Deleted by amendment).

10.15 Debt Restructuring Agreement between the Corporation and N.A. Degerstrom, Inc., dated January 11, 1996, as amended May 13, 1996.

10.16 Escrow Agreement between the Corporation, N.A. Degerstrom, Inc. and Montreal Trust Company of Canada, dated November 30, 1995.

10.17 Agency Agreement between the Corporation, C.M. Oliver & Company Limited and Majendie Charlton Securities Ltd., dated November 22, 1996.

10.18 Special Warrant Indenture between the Corporation and Montreal Trust Company of Canada, dated December 13, 1996.

10.19 Purchase Warrant Indenture between the Corporation and Montreal Trust Company of Canada, dated December 13, 1996.

10.20 Agreement dated April 30, 1996 between the Corporation and Waiata Resources for the provision of financial advisory services.

10.21*      Amended Stock Option Plan, dated June 26, 1996.

10.22* Contract of Exploration with Option for Exploitation of Mineral Reserve Areas (Pino Andino) between N.A. Degerstrom, Inc. and CORMINE, S.E.P., dated October 25, 1994.

11.1        Statement regarding the computation of per share loss.

21.1        Description of MASA and NADSA.

23.1        Consent of MacKay & Partners

27.1        Financial Data Schedule

99.1* Letter of agreement of MacKay & Partners regarding disclosure of the change of the Corporation's auditors.

-----------------------
*filed by amendment


                                      III-2

                                    SIGNATURE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MINERA ANDES INC.
                                       ------------------------------------
                                       (Registrant)


                                        By: /s/ ALLEN V. AMBROSE
                                            -------------------------------
                                                Allen V. Ambrose, President



Dated:  September 18, 1997

                                      III-3